As filed with the Securities and Exchange Commission on November 6, 2002.

                        File No. ____________
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                        UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C. 20549


                        FORM 10-SB



      GENERAL FORM FOR REGISTRANTS OF SECURITIES OF SMALL
                        BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934


              LIGHTEN UP ENTERPRISES INTERNATIONAL, INC.
         --------------------------------------------------
         (Name of Small Business Issuer in its charter)


          Nevada                                    87-0576481
--------------------------------             ----------------------
(State or other jurisdiction of                (I.R.S. Employer
incorporation or organization)                 Identification No.)


 4423 South 1800 West
 Roy, Utah                                        84067
 ------------------------------------        ----------------------
(Address of principal executive offices)           (Zip Code)


          801-732-1464
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(Registrant's telephone number, including area code)


Securities to be registered under Section 12(b) of the Act:

     Title of each class      Name of each exchange on which
     to be so registered           each class is to be registered

          N/A                           N/A


Securities to be registered under Section 12(g) of the Act:

          Common Capital Voting Stock, $.0001 par value per share
                              (Title of Class)

               FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 10-SB filed by Lighten Up Enterprises International, Inc. ("Lighten Up" or "Company") constitute statements identified by words such as "will," "may," "expect," "believe," "anticipate," "intend," "could," "should," "estimate," "plan," and similar words or expressions, relate to or involve the current views of management with respect to future expectations, objectives and events and are subject to substantial risks, uncertainties and other factors beyond management's control, all of which may cause actual results to be materially different from any such forward-looking statements. Such risks and uncertainties include those set forth in this document and others made by or on behalf of the Company in the future. Any forward-looking statements in this document and any subsequent Company document must be evaluated in light of these and other important risk factors. The Company does not intend to update any forward-looking information to reflect actual results or changes in the factors affecting such forward-looking information. An extensive list and explanation of possible risk factors is set forth at the beginning of this document. Reference is therefore made to such section.


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                       TABLE OF CONTENTS
                                                                 PAGE
                                                               --------

          Risk Factors . . . . . . . . . . . . . . . . . . . .     4

                         PART I

ITEM 1.   Description of Business. . . . . . . . . . . . . . . .  13

ITEM 2.   Management's Discussion and Analysis or
            Plan of Operation. . . . . . . . . . . . . . . . .    22

ITEM 3.   Description of Property. . . . . . . . . . . . . . .    24

ITEM 4.   Security Ownership of Certain Beneficial
            Owners and Management. . . . . . . . . . . . . . .    25

ITEM 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . . . . .    26

ITEM 6.   Executive Compensation . . . . . . . . . . . . . . .    28

ITEM 7.   Certain Relationships and Related Transactions . . .    29

ITEM 8.   Description of Securities. . . . . . . . . . . . . .    29

                            PART II

ITEM 1.   Market Price of and Dividends on Registrant's
            Common Equity and Other Shareholder Matters. . . .    31

ITEM 2.   Legal Proceedings. . . . . . . . . . . . . . . . . .    32

ITEM 3.   Changes in and Disagreements with Accountants. . . .    32

ITEM 4.   Recent Sales of Unregistered Securities. . . . . . .    32

ITEM 5.   Indemnification of Directors and Officers. . . . . .    32


                            PART F/S

Financial Statements . . . . . . . . . . . . . . . . . . . . .    33

                            PART III

ITEM 1.   Index to Exhibits. . . . . . . . . . . . . . . . . .    34

ITEM 2.2  Description of Exhibits. . . . . . . . . . . . . . .    34

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . .    35


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                         RISK FACTORS

The following risk factors are not listed in any particular order of importance.

Any person investing or considering investing in the securities of Lighten Up Enterprises International, Inc. ("Lighten Up" or "Company") should consider the following risks. These risks are not the only possible risks. Additional risks may also impair the business and operations of Lighten Up. If any one or more of these risks happen, Lighten Up's business, results of operations, financial condition, and ability to continue to operate may be significantly impaired or affected. There may also be a concomitant adverse effect on the value of the securities of Lighten Up and anyone investing or seeking to invest in Lighten Up's securities may lose part or all of his or her investment. In addition, when this document states that something could or will have a material adverse effect on the Company, we specifically mean that it could or will have one or more of these effects.

In general, the following risks include but are not limited to, the Company's limited operating history, its limited capital and need for additional capital and financing, the relative inexperience of management in operating a publicly held company, the Company's ability or inability to promote and commercialize its low fat gourmet cookbook and any related properties and products, the Company's dependence upon advertising and marketing, the Company's future dependence upon outside experts, its ability or inability to locate and consummate business opportunities that would be in the best interests of the shareholders, competition from other or similar companies and businesses, nearly all of whom are larger and more sophisticated, and, general economic conditions.

The Company needs additional capital and has nominal revenues. Furthermore, Lighten Up does not anticipate paying any dividends on its common stock.

Investment in Lighten Up's securities should be considered highly speculative. The Company has no recent operating history and is subject to all of the risks inherent in developing a business enterprise.

The reader should carefully consider the following risks and the other information contained in this registration statement before making a decision to invest in Lighten Up's common stock, stock which, as of this date, is not trading in interstate commerce or otherwise. If and when the Company's stock does trade, the trading price of Lighten Up's common stock could decline due to any of the following risks, and an investor could lose all or part of his or her investment. The reader is therefore cautioned to carefully consider and refer to all other information contained in this document, including the financial

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statements and related notes in Part F/S. In addition, the risks described below are not the only risks facing Lighten Up. This registration statement only describes the risks management considers to be material at this time. As a consequence, there may be additional risks that management views as either not material or of which it is not presently aware.

The following constitutes an effort to itemize a variety of risk factors involving the Company and its business:

     1. RECENT STATUS AS A NON-REPORTING, NON-TRADED COMPANY. No trading market has ever existed for Lighten Up common stock. As a result, the general public is not familiar with the Company or its new business plan. Lighten Up is only now obligating itself as a fully reporting company with its submission of this Form 10-SB/12G.

The uncertainty that Lighten Up's business will be successful or that a trading market for its securities will develop must be considered in light of the potential difficulties, complications, problems, expenses and/or delays frequently encountered in connection with any new business, not to mention a business involving substantial competition. Probably the principal difficulty in this regard is and will be the ability to attract and obtain capital or financing.

     2. DEVELOPMENT STAGE COMPANY/LACK OF RECENT OPERATING HISTORY OR RESULTS. Lighten Up is in the development stage. Although formed in 1998, the Company has not engaged in any substantive activities. In the past, all of the Company's activities were related to various efforts to locate a business acquisition or combination. More recently, the Company's activities have involved restructuring and the acquisition of a 100% membership interest in Lighten Up Enterprises, LLC, a Utah limited liability company. Businesses that are starting up or in their initial stages of development present substantial business and financial risks and suffer significant losses from which they may not recover or from which they may be unable to emerge. Lighten Up will face all of the challenges of a new business enterprise, including but not limited to, engaging the services of qualified support personnel and consultants, establishing budgets, implementing appropriate financial controls and internal operating policies and procedures, not to mention raising capital or obtaining other financing. Because the Company is in the development stage, there is little history on which to judge its financial condition, the competence of management, or its potential success.

Lighten Up has no recent operating history as a low fat gourmet cookbook promotion, sales and marketing company; therefore, it is dependant on others for the implementation of its business plan.

To the extent that Lighten Up will be required to obtain the services of others to implement its business plan, no assurance can be given that current and future employed persons, if any, will have the experience and skills necessary to successfully execute and carry out the Company's proposed business plan.

     3. LACK OF SUFFICIENT CAPITAL TO CONTINUE INDEFINITELY AS A REPORTING COMPANY AND TO MARKET ITS PRODUCTS.
Lighten Up's management is voluntarily registering its common stock with the Commission to make Lighten Up more attractive to an operating business as a potential business combination candidate and to make it more attractive to other potential investors, including venture capitalists. Management also believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional and more comprehensive information concerning the Company.

The cost of becoming a reporting company is substantial and the cost of continuing to file all necessary reports with the Commission and obtain the necessary audits and other accountings will continue to drain the Company's capital reserves. As of September 30, 2002, the Company had approximately $8,837 in cash on hand and long term debt of $15,000 which bears interest at 7% per annum.

Other than having the present ability to continue to market its cookbook property through its website "lowfatgourmet.com," the Company currently lacks the capital and other resources to more fully implement and carry out its business plan as described in further detail below. This business plan includes but is not limited to (1) selling and further commercializing its low fat gourmet cookbook titled Lighten Up: The Art of Low Fat Gourmet Cooking, (2) writing and publishing a possible second or revised and updated cookbook, and
(3) marketing these cookbooks and the recipes contained therein through videos and CD ROMs. As a second phase of its business plan, Lighten Up intends to explore the possibility of marketing privately labeled low fat gourmet foods and related products. This phase would require a substantial amount of capital that the Company does not now have and does not currently appear likely to obtain. Though the Company believes that there is a significant market for the first and second phase of its business plan, Lighten Up cannot provide any assurance that it will obtain the future capital or other financing necessary to implement its business plan or, for that matter, that it will obtain future capital beyond what is necessary to maintain its reporting obligations, or if so, that the amount raised or obtained will be sufficient to continue to establish the Company as a going concern.


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     4.   ACCUMULATED NET LOSS; NOMINAL WORKING CAPITAL.
 Lighten Up has NOT commenced significant business operations as of the date of this filing. As a result, the Company remains in the development stage.
The Company has a working capital deficit of $4,038 at September 30, 2002, created by debt of $13,039 that accrues interest at 7% per annum. Losses are expected to continue into the foreseeable future because the Company's operations are subject to numerous risks and uncertainties that are associated with a development stage company engaged in the food marketing business or industry, which has not yet reached the operational stage.

     5. LACK OF REVENUE. Lighten Up needs additional capital because the revenues it is currently generating are from interest income on cash balances in its checking account, revenues that are nominal at best. Substantial expenditures are required to publish and then market its cookbook property and related products.

The Company lacks any revenue flow. Currently, Lighten Up does NOT have royalty interests in any product other than its cookbook which, though copyrighted, has NOT been licensed to any third party for any purpose. There is no assurance that the Company will obtain any such royalty interests, or that if so, it will receive any royalty payments.

Further, while Lighten Up intends to seek revenue sources on an on-going basis, there can be no assurance that such sources can be found, or that if available, the terms of such financing will be commercially acceptable.

     6. NEED FOR ADDITIONAL CAPITAL AND FINANCING. Lighten Up has limited capital and needs additional financing to implement its business plan. Lighten Up currently has no operating capital. The Company will require a substantial amount of additional capital to implement its business plan.

     7. DEPENDENCE ON RETENTION AND ATTRACTION OF KEY PERSONNEL. Lighten Up's success will depend, in large part, on its ability to retain and attract highly qualified personnel, and to provide them with competitive compensation arrangements, equity participation and other benefits. Even if the Company is successful in carrying out its business plan, there is no assurance that the Company will be successful in retaining or attracting highly qualified individuals in key management positions.

     8. CURRENT RELIANCE UPON DIRECTORS AND OFFICERS. At present, Lighten Up is wholly dependent upon the personal efforts and abilities of its officers and directors, persons who exercise control over its day-to-day affairs. As set forth in further detail below, the Company is also reliant upon these officers and directors to financially carry it through the next three (3) years in its reporting obligations. Though it will be able to maintain its reporting obligations over the next three years, there can be no assurance that the Company will succeed in implementing its business plan.

     9. INDEMNIFICATION OF OFFICERS AND DIRECTORS. Articles IX and X of Lighten Up's Restated and Amended Articles of Incorporation and applicable provisions of its existing Bylaws, not to mention the general corporate law of Nevada where the Company is incorporated, authorize the Company to indemnify any director, officer, agent and/or employee against certain liabilities. Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not it would have the power to indemnify such person against the liability insured against. Indemnifying and/or insuring officers and directors from the increasing liabilities and risks to which such individuals are exposed as a result of their corporate acts and omissions could result in substantial expenditures by Lighten Up, while preventing or barring any recovery from such individuals for the possible losses incurred by the Company as a result of their actions. At the same time, the Commission, including state regulatory authorities, take the position that indemnification against securities violations is against public policy as expressed in the 1933 Act, as amended, and, therefore, any such indemnification is unenforceable with respect to any claim, issue, question, or matter of liability touched upon by anything within the purview of federal and state securities laws and regulations. Even assuming that it could afford it, Lighten Up has no plans to obtain any officer or director (D&O) liability insurance.


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     10. NO DIVIDENDS. Holders of Lighten Up's common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available for that purpose. To date, Lighten Up has not paid any cash dividends. The Board does not intend to declare any dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in the Company's business operations. Even if the Board desired to declare any dividends, the Company's ability to do so would almost certainly be restricted because the Company is seeking, or will be seeking, outside financing and financing covenants that generally prohibit such declarations. Lighten Up has never paid any dividends and does not intend to do so in the future unless circumstances warrant such. Any such circumstances do not currently exist.

     11.  PREEMPTIVE RIGHTS, CUMULATIVE VOTING AND CONTROL.  In accordance with
Article VII of the Company's Restated and Amended Articles of Incorporation and the laws of the State of Nevada, there are no preemptive rights in connection with Lighten Up's common stock. That is to say, no shareholder has the right to acquire stock from the Company on any set of terms before that same stock is offered to another person. In addition, cumulative voting in electing directors is prohibited by Article VI of Lighten Up's Restated and Amended Articles of Incorporation. Accordingly, the holder(s) of a majority of the Company's outstanding shares, present in person or by proxy, will be able to elect all of the Company's Directors. Reference is made to Part I, Item 8 titled "Description of Securities."

     12.  LACK OF TRADING MARKET FOR COMMON STOCK/RISK THAT A TRADING
MARKET MAY NOT DEVELOP OR THAT IF IT DOES, THAT IT WOULD BE SUBJECT TO WIDE FLUCTUATIONS OR OTHERWISE BE AN ILLIQUID MARKET. No public market has existed, or presently exists, for the Company's common capital stock. At such time as Lighten Up obtains "reporting" status, it intends to apply to the Over-the-Counter Bulletin Board (OTCBB) for a stock trading symbol. If and when this occurs and assuming that the Company does indeed obtain such a symbol, management believes that the market price for shares of the Company's common stock may be volatile and otherwise trade at a large spread between the bid and asked prices.

Though Lighten Up's stock is not yet trading, stock markets generally experience extreme price and volume fluctuations that can, and do, greatly affect the stock trading of "small capital" or Penny Stock companies such as Lighten Up. These fluctuations can be unrelated to the operating performance of the company itself. Further, economic and political conditions may adversely affect the market price of a company's common stock. Reference is made to Part II, Item 1 titled "Market Price of and Dividends on Registrant's Common Equity and Other Shareholder Matters."

    13. RISKS OF PENNY STOCKS. Lighten Up's common stock is considered to be a "penny stock" because it meets one or more of the definitions in Exchange Act Rule 3a51-1. These include but are not limited to the following: (i) the stock trades at a price less than five dollars ($5.00) per share; (ii) it is NOT traded on a "recognized" national exchange; (iii) it is NOT quoted on the NASD's automated quotation system (NASDAQ), or even if so, has a price less than five dollars ($5.00) per share; OR (iv) is issued by a company with net tangible assets less than $2,000,000, if in business more than three years continuously, or $5,000,000, if in business less than a continuous three years, or with average revenues of less than $6,000,000 for the past three years. The principal result or effect of being designated a "penny stock" is that securities broker-dealers cannot recommend the stock but must trade in it on an unsolicited basis. See the following risk factor in the paragraph immediately below; see also Item 8 of Part I titled "Description of Securities."

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    14. BROKER-DEALER REQUIREMENTS INVOLVING PENNY STOCKS MAY AFFECT TRADING AND LIQUIDITY. Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 promulgated by the Commission require broker- dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. These rules may have the effect of reducing the level of trading activity in the secondary market, if and when one develops.

Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock." Moreover, Commission Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives;
(ii)reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in
(ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Pursuant to the Penny Stock Reform Act of 1990, broker-dealers are further obligated to provide customers with monthly account statements. Compliance with the foregoing requirements may make it more difficult for investors in the Company's stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise. See also Item 8 of Part I titled "Description of Securities."

     15. PUBLIC, NON-AFFILIATE SHAREHOLDERS WOULD LIKELY SUFFER THE LOSS OF THEIR ENTIRE INVESTMENT IF THE COMPANY IS UNSUCCESSFUL. If Lighten Up's future operations are successful, present shareholders who are not affiliates of the Company would realize benefits from Lighten Up's growth. However, if the Company's future operations are unsuccessful, persons who purchase its securities likely will sustain a severe or principal loss of their investment.

     16. POTENTIAL FUTURE STOCK ISSUANCES; DILUTION. It is not now known, nor might it ever be known, what other stock issuances the Company might find advisable or otherwise be required to undertake in the future, issuances that would substantially dilute existing shareholders. See disclosure headings below titled "Sources of Business Opportunities," "Evaluation," and "Form of Potential Acquisition, Merger or Reorganization"; see also Part I, Item 2 titled "Management's Discussion and Analysis or Plan of Operation."

The potential impact or significance of any future stock issuance of "restricted" shares is as follows: under Rule 144 of the General Rules and Regulations of the Commission a person (or persons whose shares are aggregated)who has satisfied a one (1) year holding period, may sell within any three month period, an amount of shares that does not exceed the greater of one percent(1%) of the then outstanding shares of common stock, or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits the sale of shares, under certain circumstances, without any quantity limitation, by persons who have not been affiliates of the issuer within the preceding three months and who have beneficially owned the shares for a minimum period of at least two (2) years. Hence, the possible sale of the restricted shares issued and outstanding may, in the future, dilute the percentage of free-trading shares held by a shareholder or subsequent purchaser of the Company's securities in the market, and may have a depressive effect on the price of the issuer's securities. Further, such sales, if substantial, might also adversely affect the issuer's ability to raise additional equity capital in the future.

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In addition to the foregoing, a secondary public offering and consequent issuance of additional securities would also have a dilutive effect on the holdings of existing shareholders and would otherwise, more than likely, have a depressive effect on the market price of the issuer's common stock. At this time, the Company has no plans to engage in any public offering of its securities.

At such time as Lighten Up is successful in implementing its business plan or otherwise engages in a merger, reorganization or other acquisition transaction, it is almost certain that additional shares will be issued and that current shareholders will be substantially diluted. It is also possible or conceivable that a reverse split of the Company's shares will be effectuated in the future though there are no plans at the present time to undertake any such action and the Company is not presently aware of any circumstances that would dictate such a course of action.

     17. COMPETITION/LIGHTEN UP COMPETES IN HIGHLY COMPETITIVE MARKETS AND IS VULNERABLE TO LARGER AND MORE EXPERIENCED COMPETITORS. Food marketing and food product publishing companies of various kinds and sorts vigorously compete to educate and target members of the public as to healthier ways to eat and take care of themselves. Lighten Up faces fierce and rigorous competition from other companies that are similarly marketing, selling and commercializing their own cookbooks and related products. One need merely look at websites such as "cookingchannel.com" and "starchefs.com." See also subheading titled "Competition" in Part I, Item 1 of this document titled "Description of Business."

The markets in which Lighten Up competes are extremely competitive. Many competitors in these markets have significantly greater resources and broader market presence, not to mention greater experience and sophistication. These advantages allow them to spend considerably more money on marketing and may allow them to use their greater resources more effectively than Lighten Up can. Accordingly, these competitors may be better equipped to take advantage of market opportunities and withstand market downturns than Lighten Up can.

There are few barriers to entry into the food product or cooking marketing line of business. For example, existing as well as new companies may launch similar competitive "how to" products. Some of these competitors may be well financed and may gain popularity in the marketplace at Lighten Up's expense. These and other factors could have an adverse impact on the Company and its potential for success.

     18. MANAGEMENT'S LACK OF EXPERIENCE IN THE FOOD MARKETING INDUSTRY. No one currently serving as an officer or director of the Company is or has ever been directly employed in either the food industry or with a large marketing company. Also, no director or officer, other than Mr. Lewis, the Company's current president, has ever held a position with a publicly owned or publicly held company. See Item 5 of Part I titled "Directors, Executive Officers, Promoters and Control Persons."

    19.  ABILITY TO REPAY EXISTING DEBT OF $15,000 ACCRUING INTEREST
AT 7% PER ANNUM. Though the Company, through the LLC that it owns and controls, owns a published and copyrighted cookbook and though, as of the date of this registration statement, it has approximately $8,837 in cash on hand, Lighten Up has long term debt of $15,000 which accrues interest at 7% per annum. At the same time, it has no history of operations on which investment decisions about it can be based.

     20. FUTURE NEED TO RELY ON OTHERS AND OTHER EXPERTS. Assuming it is financially able to implement its business plan, Lighten Up will more than likely need to hire or rely on outside experts, persons whose identities are currently unknown. No assurance can be given that Lighten Up will be able to locate persons with whom it or its current management will work, within acceptable fee arrangements, or that these entities or persons will be competent and knowledgeable about that which they are hired to do. Lighten Up may also be at risk for any violations of law committed by those persons it uses or hires.


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     21. GOING CONCERN. There is substantial doubt concerning the Company's ability to continue as a going concern. Continuation of the Company as a going concern is dependent upon obtaining additional working capital for future planned activity. The Company believes its business plan will enable it to continue as a going concern, provided that the Company obtains additional equity funding and long term financing in the future. Having said this, the Company's officers and directors are committed to advancing the Company sufficient funds to continue and fulfill its reporting obligations with the Commission for at least the next three (3) years. This will give the Company time to develop its capital raising strategy and pursue whatever equity or other funding or financing it believes that it will need to achieve its business and marketing plans.

     22. DEPENDENCE ON MANAGEMENT AND LACK OF KEY MAN INSURANCE. Though Lighten Up's officers and directors lack substantial or extensive experience with publicly held or owned companies, Lighten Up depends on current management to pursue its business plan. Though these individuals are not experts in marketing or publishing and have never been employed by a marketing or publishing company, their loss may potentially have an adverse impact on the Company's future. Nonetheless, the Company does not believe the loss of any of its officers and directors justifies the purchase of key man insurance, even assuming that it could afford such insurance, which it cannot at this time.

     23. OFFICERS AND DIRECTORS WILL NOT BE DEVOTING FULL TIME TOWARDS LIGHTEN UP'S BUSINESS AND AFFAIRS. Lighten Up's current officers and directors, namely, Mr. Lewis and Ms. Ross, have other full time employment as more particularly disclosed in Part I, Item 5 of this document. As a consequence, each can only devote a minimal or nominal amount of time to the Company and its affairs. In an effort to quantify this last statement, the officers and directors estimate that they each intend to devote between 1% and 10% of their time and energy to the business and affairs of Lighten Up. Much of the time spent will also depend upon how the Company's business plan unfolds, something that cannot be predicted at this time.

     24. THE LOSS OF THE SERVICES OF MARY ROSS WOULD MATERIALLY ADVERSELY AFFECT THE COMPANY'S ABILITY TO ACHIEVE AND CARRY OUT ITS BUSINESS PLAN.
Lighten Up is highly dependent upon its officer, director and majority shareholder, Mary E. Ross, the author of its low fat gourmet cookbook property. Ms. Ross's talents, efforts, personality and leadership will be critical to Lighten Up's success. The diminution or loss of the services of Mary Ross, and any negative market or industry perception arising from that diminution or loss, would have a material adverse effect on Lighten Up's business and future. While Mr. Gary C. Lewis, the Company's president and a director, has substantial business experience and stands to make significant contributions to Lighten Up's business plan and prospects, Mary Ross remains the personification of the Company's future as well as its primary creative force.

Because Lighten Up's business plan has neither been implemented nor proven successful, no discussions have been had concerning whether or not the Company plans to enter into an employment or executive compensation agreement of some type with Ms. Ross.

      25. THE COMPANY'S POTENTIAL SUCCESS DEPENDS ON MARY ROSS'S IMAGE, THE VALUE OF ITS COOKBOOK PROPERTIES AND ITS OVERALL "LOW FAT GOURMET" MARKETING STRATEGY. Lighten Up's success depends, in large part, upon the marketability of the idea of low fat gourmet cooking and related products and services. At the same time, if Mary Ross's public image or reputation were tarnished or her regular Utah-based television spot or show were cancelled, Lighten Up believes that this would have an adverse affect on the Company's ability to carry out its business plan and otherwise market its "low fat gourmet" ideas and related products. Mary Ross, as well as her name, her image and what other intellectual


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property rights the Company acquires or perfects in the future in this regard, are integral to the Company's future marketing efforts. The Company's ultimate success and the value of any future brand name therefore depends, to a large degree, on the reputation of Mary Ross.

As of the date of this registration statement the Company has developed no brands or branded products; therefore, Lighten Up has not entered into any license agreements for the same.

      26. DANGER OF INFRINGEMENT/INABILITY TO PROTECT THE SAME. The Company is susceptible to others imitating its low fat gourmet cookbook products and infringing its copyrights. The Company may not be able to adequately or successfully protect its intellectual property rights, upon which it is materially dependent. In addition, the laws of many foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Imitation of our products or infringement of our intellectual property rights could diminish the value of any future product brands or signature lines or otherwise adversely affect any future revenues.

      27. THE FUTURE LOSS OF THE RIGHT TO USE MARY ROSS'S NAME, LIKENESS, IMAGE AND VOICE WOULD MATERIALLY ADVERSELY AFFECT THE COMPANY'S BUSINESS PLAN AND ULTIMATE SUCCESS. At some point in the future and at such time as the Company becomes profitable, if it ever does, Mary Ross has orally agreed to give the Company an exclusive, perpetual, royalty-free license with respect to her name, likeness, image and voice. If the Company were to terminate Mary Ross's position with the Company or her future employment with the Company without cause, or if she were to do so on her own for good reason, this future license agreement would cease to be exclusive, the Company would be limited in its ability to create new markets containing the Mary Ross name, Mary Ross could compete with Lighten Up and the Company might be required to pay Mary Ross a royalty on revenues relating to her name. Since Mary Ross wrote the Company's cookbook and she alone is knowledgeable about low fat gourmet cooking, if Mary Ross were to compete with the Company or if the Company were to lose any future right to use this intellectual property, the Company's business and future potential would be severely adversely affected.

      28. TERMINATION OR IMPAIRMENT OF RELATIONSHIPS WITH BOOK SELLERS AND DISTRIBUTORS COULD ADVERSELY AFFECT LIGHTEN UP'S POTENTIAL REVENUES AND BUSINESS PLAN. Prior to the date of this registration statement, Mary Ross has been able to offer and market the Company's low fat gourmet cookbook property through wholesale book distributors such as Origin Books Sales and currently Evans Books who distributes the book to local and national retail book distributors such as Barnes and Noble, Borders, Deseret Book, Media Play, and Waldon Books, etc. Distribution of Ms. Ross's cookbook has also been done through nonbook specialty retail distribution channels made up of local specialty foods and cooking stores such as Wild Oats Markets, Anatomy Academy, Spoons and Spice, Granato's, and Sur LaTable. In the event that these distributors were to become unable or unwilling to offer the Company's cookbook for sale in the future, such would almost certainly have an adverse impact on Lighten Up's future prospects and business plan.

      29. IF MARY ROSS'S EXISTING TELEVISION COOKING SPOTS FAIL TO MAINTAIN A SUFFICIENT AUDIENCE AND CEASE AS A RESULT, SUCH LOST OPPORTUNITIES COULD HAVE AN ADVERSE IMPACT ON LIGHTEN UP. At the present time, Mary Ross receives no revenue for the regular or weekly cooking television spots that feature her cooking low fat gourmet dishes on KSL Television in Salt Lake City, Utah. Nonetheless, such television programs give Ms. Ross high visibility and name and


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face recognition among those residing along the Wasatch Front, that is, from Ogden to Provo, Utah, including the southern portions of the adjoining states of Wyoming and Idaho. This area comprises well over a million people. Though no figures are available as to the viewing audience Ms. Ross or the program itself commands, this television exposure is significant and important to the marketing of Lighten Up's cookbook and future related cooking products, the loss of which would have a material adverse impact on the Company.

      30. FAILURE TO DEVELOP AND MAINTAIN AN INTERNET/DIRECT COMMERCE BUSINESS WILL IMPAIR LIGHTEN UP'S ABILITY TO CONTINUE AS A GOING CONCERN AND ADVERSELY AFFECT ITS FUTURE PROSPECTS. Lighten Up's future growth opportunity depends to a significant degree upon the development of an Internet/Direct Commerce business. Though the Company does maintain a website known as "lowfatgourmet.com," the Company has limited experience, at this stage, in the Internet/Direct Commerce business. In order for the Company's Internet/Direct Commerce business to succeed, the Company must, among other things:

      -- make significant investments in its Internet/Direct Commerce business, including upgrading its technology and adding significant new employees when it can afford them

     --   significantly increase online traffic and sales volume

     --   attract and retain a loyal base of frequent visitors to its website

     --   expand the products and services offered over its website

     -- respond to competitive developments and maintain a distinct brand identity

     --   form and maintain relationships with strategic partners

     --   provide quality customer service

     --   continue to develop and upgrade our technologies

Lighten Up cannot assure that it will be successful in achieving these and other necessary objectives or that its prospective Internet/Direct Commerce business will ever be successful, let alone profitable. If Lighten Up is not successful in achieving these objectives, its business, financial condition and future prospects would be materially adversely affected.

Lighten Up's Internet/Direct Commerce business will require the Company to keep up with the rapid technological change that is inherent in electronic commerce. The emerging nature of electronic commerce requires quick adaptation as electronic commerce evolves. The markets for Internet/Direct Commerce business are relatively new and rapidly evolving, and are characterized by a number of entrants that have introduced or plan to introduce competing products or services. As a result, demand for and market acceptance of new products or services are subject to a high level of uncertainty, risk and competition, and there are few proven products and services. These pressures will force Lighten Up to incur significant expenditures to remain competitive in these marketplaces, and, if the Company fails to appropriately address these pressures, its business, financial condition and prospects could be materially adversely affected.

      31. SYSTEM FAILURES COULD IMPAIR OUR REPUTATION, DAMAGE ANY FUTURE BRANDS AND ADVERSELY AFFECT LIGHTEN UP'S FUTURE PROSPECTS. If the Company's website system cannot be operated or expanded to satisfy increased demand or it otherwise fails to perform, such events could impair the Company's reputation, including that of Mary Ross, and materially and adversely affect the Company's

                                11

overall business prospects. Lighten Up's ability to facilitate transactions successfully and provide high quality customer service also depends on the efficient and uninterrupted operation of its computer and communications hardware systems. Such systems and operations also are vulnerable to damage or interruption from human error, natural disasters, power loss, telecommunication failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar events. Any system failure that causes an interruption in service or decreases the responsiveness of website service could impair Lighten Up's reputation, damage any future brand names and otherwise materially adversely affect future prospects.

      32. IF LIGHTEN UP IS UNABLE TO PREDICT, RESPOND TO AND INFLUENCE TRENDS IN WHAT THE PUBLIC FINDS APPEALING, ITS FUTURE PROSPECTS WILL BE ADVERSELY AFFECTED. Lighten Up's continued success is dependent on our ability to provide creative, useful and attractive ideas, information, concepts and products, which strongly appeal to a large number of homemakers and other consumers. In order to accomplish this, Lighten Up must be able to quickly and effectively respond to changes in the tastes of homemakers and other consumers for ideas, information, concepts and products. The strength of the Company's name and any future brand names or signature lines depends in part on its ability to influence these tastes. Lighten Up cannot be sure that its new ideas and content will have the appeal and garner the acceptance that would be required to be successful or that the Company will be able to quickly respond to changes in the tastes of homemakers and other consumers. In addition, the Company cannot be certain that its existing ideas and content will continue to appeal to the public.

      33. THE COMPANY HAS NO OPERATING HISTORY AS "LIGHTEN UP"; SUCH BUSINESS HAS NEVER OPERATED AS A PUBLICLY OWNED COMPANY, AND THE OBLIGATIONS INCIDENT TO BEING A PUBLIC COMPANY WILL REQUIRE ADDITIONAL COSTS AND EXPENDITURES. After the Company's acquisition of Mary Ross's membership interest in Lighten Up Enterprises, LLC, all as explained in further detail below, the Company engaged in its current business for the first time. Since then, Lighten Up has proceeded along the lines of doing whatever is necessary to establish itself, particularly with the limited resources available to it. Accordingly, Lighten Up has only a limited operating history for potential investors to consider.

Prior to this registration statement, Lighten Up's properties and products have never been owned by a public company. As a result, the Company expects that the obligations of being a public company with what assets and properties it has only recently acquired, including substantial public reporting and investor relations obligations, will require significant additional expenditures, place additional demands on management and may require the hiring of additional personnel. As part of this process, the Company plans to implement financial reporting systems and other controls that have not previously been used. Management may need to implement additional systems in order to adequately function as a public company with a newly acquired business purpose. Such expenditures could adversely affect the Company's financial condition and results of operations.

      34. MARY E. ROSS CURRENTLY CONTROLS THE COMPANY AND THIS CONTROL COULD INHIBIT POTENTIAL FUTUTRE CHANGES OF CONTROL THAT MIGHT BE IN THE BEST INTERESTS OF THE STOCKHOLDERS. As a result of the Company's May 2002 acquisition of Mary Ross's membership interest in Lighten Up Enterprises, LLC, Mary Ross acquired 20 million "restricted" shares or approximately 80% of the Company's issued and outstanding shares of common capital stock. See Item I, Part 4 titled
"Security Ownership of Certain Beneficial Owners and Management."  As a

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result, Mary Ross has, and will have, the ability to control the outcome of all matters requiring stockholder approval, including the election and removal of the Company's entire Board of Directors, any merger, consolidation or sale of all or substantially all of our assets, and the ability to control management and affairs. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to the Company and its future business. As a result, the market price of common stock could be adversely affected.

      35. NO PROCEEDS WILL RESULT FROM THIS REGISTRATION STATEMENT. Contrary to what a casual reader of this registration statement might think, no money or proceeds are being raised as a result of this registration statement and thus, the effectiveness of this registration statement will have no direct ability to enhance the Company's financial condition. To the contrary, becoming a "reporting company" is costly in terms of accounting and attorney's fees and costs and thus, the effectiveness of this registration statement will cause the Company to incur more expense in the future, thereby adversely affecting its existing financial condition.

                                     PART I

ITEM  1.  Description of Business

Lighten Up is a low fat gourmet cookbook publishing and marketing company that further intends to market low fat foods and low fat food cooking products on a private brand label or signature line basis.
History and Background of the Company

Lighten Up Enterprises International, Inc. ("Lighten Up" or "Company") was incorporated nearly 5 years ago on January 29, 1998, under the laws of the State of Nevada as K.H.F. Restaurants for the purpose of developing, owning and operating a megaplex theater restaurant chain featuring Mexican-American cuisine. Starting in November 1998, the Company undertook a public offering of its common capital stock to Colorado residents pursuant to Rule 504 of Regulation D of the General Rules and Regulations of the Commission. On April 1, 1999, the Company amended its 504 offering memorandum to reflect negotiations to acquire or merge with a company known as Circa 65, a Utah corporation formed in 1997 for the purpose of developing, creating and delivering graphic arts and web page and e-commerce development. A copy of this amended offering memorandum is attached hereto as Ex. 99.1. Based on amendments to Rule 504 that were scheduled to take effect on April 7, 1999, the amended offering was closed-out and completed on April 6, 1999. During the original and amended offering periods, the Company offered and sold a total 160,000 shares to Colorado residents at ten (10) cents per share, raising a total of $16,000. An attorney's opinion relative to propriety and legality of the Regulation D offering is attached hereto as Ex. 9.2. Eventually, Circa 65 wound up in a dispute over a factoring agreement and the Company was unable to raise the additional capital necessary to implement its Circa 65-related business plan. As a result, the Company ultimately abandoned these efforts.

On March 6, 2000, approximately 1-1/2 years after its Regulation D offering, shareholders representing 86% of the then total number of issued and outstanding shares voted at an annual shareholders' meeting to change the name of the Company to "K.H.F. Technologies." At the same shareholders' meeting, an 86% majority of the shareholders also approved a reverse stock split of 1 share of the Company's outstanding stock for every 4 shares then-issued and outstanding. This resulted in 540,000 common shares then-issued and outstanding (2,160,000 divided by 4).

Subsequent to March 6, 2000, a total of 4,500,000 "restricted" shares were issued to officers and directors of the Company for services rendered. This resulted in 5,040,000 shares then-issued and outstanding.

After an extensive and diligent search for business opportunities, the Company, on May 30, 2002, entered into an Acquisition Agreement with Ms. Mary E. Ross, the author of a copyrighted and published low fat gourmet cookbook, a copy of which is attached to this registration statement as Ex. 10.1.

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On June 3, 2002, a majority of the Company's shareholders ratified the execution of the Acquisition Agreement by written consent, all as permitted under Nevada law. Pursuant to the Acquisition Agreement, the Company acquired Ms. Ross's 100% membership interest in and to Lighten Up Enterprises, LLC, a Utah limited liability company (the "LLC"), which in turn owned all right, title and interest in and to Ms. Ross's published and copyrighted cookbook titled Lighten Up: The Art of Low Fat Gourmet Cooking, including related properties and assets. This acquisition was undertaken in exchange for the issuance to Ms. Ross of 20 million "restricted" common capital shares of the Company's authorized but unissued stock. A copy of Ms. Ross's investment letter is attached as an exhibit to Ex. 10.1. The following was further resolved in the same written consent of shareholders: (1) that Ms. Ross assume a position on the Board of Directors of the Company; (2) that the Company would seek to amend its Articles of Incorporation with the state of Nevada to change its name to reflect the change of business to that of Lighten Up Enterprises International, Inc.; and (3) that the Company would take action to cause this Form 10-SB registration statement to be filed with the Commission.

Since the date of the Acquisition Agreement, the Company has created and now maintains a web site to offer Ms. Ross's low fat gourmet cookbook for sale. The web address is: "lowfatgourmet.com".

On July 11, 2002, the Secretary of State of Nevada accepted the Company's Certificate of Amendment to its Articles of Incorporation, changing the Company's name to "Lighten Up Enterprises International, Inc.," a copy of which is attached to this registration statement as Exhibit 3.1(iii).

As of the date of this document, the Company has 45 shareholders of record and its stock transfer agent is Interwest Stock Transfer located at 1981 East Murray-Holladay Road, Holladay, Utah. The Company has but one class of stock issued and outstanding, that being common capital voting stock having a par value of $0.0001 per share. As of the date of this document, there are 25,040,000 common shares issued and outstanding of which 50,000,000 common shares are authorized. The Company also has 10,000,000 preferred shares authorized, none of which are either issued or outstanding. Of the 25,040,000 common shares currently issued and outstanding, a total of 22,250,000 shares are owned by current officers and directors of the Company. All such 22,250,000 shares are deemed "restricted." These shares represent approximately 88.7% percent of the total number of issued and outstanding common shares.

The Company's current President, Mr. Gary Lewis, has been an officer and director of the Company since March 2000 when the Company changed its name to K.H.F. Technologies and began diligently looking for business opportunities.
Mr. Lewis's holdings represent 8.9% of the Company's currently issued and
outstanding shares.    As a result of the Acquisition Agreement mentioned above,
Ms. Ross is the Company's major shareholder, directly owning approximately 80% of the Company's now issued and outstanding common shares. See ITEM 4 of this
Part I titled "Security Ownership of Certain Beneficial Owners and Management."

The Company has never been involved in any bankruptcy or insolvency proceeding of any kind and none of its officers and directors has been involved, directly or indirectly, in any bankruptcy or similar proceeding. Neither the Company or any officer or director is involved in any pending litigation, nor is any litigation involving the Company or any officer or director threatened.

The Company has had nominal revenues to date and expects to incur substantial expenses in implementing its business plan. Management cannot predict if the Company will be profitable. Additionally, the Company had a net working capital deficit of $4,038 as of its third quarter ended September 30, 2002, and has no form of financial commitment for the funding of the Company's business plan other than a commitment from current officers and directors to advance the Company sufficient funds over the next three (3) years to keep it current in its reporting obligations.
There exists substantial doubt regarding the Company's ability to continue

                                14

as a going concern. See Risk Factor No. 21 above. No assurance can be given that the Company will become successful or that it will be able to locate any funding or enter into any agreements that will provide the amount of capital necessary to implement and carry out its business plan described elsewhere herein.

Current Status of the Company

The Company currently has no subsidiaries. Presently, it is not involved in any joint venture with any other party. Other than issuing a promissory note in exchange for $15,000 in cash that the Company borrowed at 7% interest per annum from the Company's president, Mr. Lewis, the Company is not currently involved in any contract with any other person or entity.

Though it does own a copyright relative to the low fat gourmet cookbook property it acquired from Mary Ross's LLC in May 2002, the Company holds no patents or trademarks.

The Company currently has approximately $9,001 in cash, liquid assets, its copyright in the cookbook owned by its LLC, and approximately 3,400 copies of the cookbook on hand, each of which has a suggested retail price of $19.95. See the Company's website "lowfatgourmet.com" where the book is offered for sale. The Company has assigned no value to its book and copyright assets. See Part F/S below.

The Company is not presently involved in any negotiations to undertake any type of merger, reorganization, joint venture or business combination transaction of any sort. No agreement has been reached with any broker-dealer to make a submission to the National Association of Securities Dealers, Inc. (NASD) for the purpose of becoming listed on the OTC Bulletin Board and no assurance can be given that this or any of the Company's other plans or proposals can be accomplished.

Currently, the Company's only two directors are Mr. Gary Lewis and Ms. Mary E. Ross, both Utah residents. Mr. Lewis serves as the Company's president and chairman of the board and Ms. Ross serves as the Company's secretary/treasurer and a director. Ms. Ross is the Company's largest stockholder, having direct control of 20,000,000 "restricted" shares, a number of shares representing approximately 80% of the Company's currently issued and outstanding shares. See
Item 4 of this Part I titled "Security Ownership of Certain Beneficial Owners and Management."

The Company maintains executive offices or facilities at the office of its president located at 4423 South 1800 West, Roy, Utah 84047. Its telephone number is 801-731-1464 and its fax number is 801-732-9371. The Company does not pay rent for these office facilities.

Overall Business Methodology and Plans

The Company intends to operate its business in two phases. The first phase is the promotion, sale and commercialization of its low fat gourmet cookbook titled Lighten Up: The Art of Low Fat Gourmet Cooking. The book was authored by Mary E. Ross, one of the Company's current directors and officers and Lighten Up's major stockholder. The book was written and developed over a period of six years, and was published by Lighten Up Enterprises, LLC, a Utah limited liability company, in early 1996. To date there have been over 2,000 books published, sold and otherwise delivered for promotional purposes, mainly in the state of Utah, by major book distributors such as Barnes and Noble, Borders, and lesser known distributors such as Wild Oats Markets, Anatomy Academy, Spoons and Spice, Granato's and Sur La Table. This phase will include but not be limited to developing and selling Ms. Ross's cookbook on a video and CD ROM basis. This phase will also include a possible second or revised edition low fat gourmet cookbook containing entirely new recipes.

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The second phase of its business plan will be the development and marketing of low fat gourmet signature foods under the "Lighten Up" brand name, a name on which a national trademark or trade name has NOT yet been obtained. This phase will more than likely not occur until or unless phase one of the Company's business plan is reasonably successful and until the Company acquires substantial additional funding and financing or engages in a funding transaction with a strategic partner of some kind.

For additional information regarding the Company's business plans and intentions, reference is made to Item 2 of this Part I titled "Management's Discussion and Analysis or Plan of Operation."

Government Regulation

Other than state and federal securities laws, Lighten Up is not aware of any particular state or federal regulations that affect or impact its business. Lighten Up is not in the food supplement or similar business and therefore does not believe that its present or future products will involve the federal Food and Drug Administration (FDA).

Competition

A large segment of the American population is overweight. In fact, current American Heart Association (AHA) and Food and Drug Administration (FDA) statistics and estimates show that 2 out of 3 Americans are overweight. Because there is therefore a substantial market for low fat foods, the low fat food business is highly and fiercely competitive. There are probably hundreds of other companies and businesses in the United States which market diet and low fat foods and which offer a myriad of low fat foods, low fat diets and low fat food cookbooks and recipes. Lighten Up is unable to list all such competitors. At the same time, however, Lighten Up is not aware of any specific books or publications that specifically involve "low fat gourmet" cooking, that is, low fat foods that actually taste good or, that hold themselves out as tasting good. This does not mean, however, that Lighten Up is the only company or business that offers such product or recipes nor does this mean that Lighten Up is the only company that offers and sells a "low fat gourmet" cookbook. Lighten Up is simply not aware of any specific cookbook competition as of the date of this registration statement.

To the extent Lighten Up would obtain the financing to develop and market a low fat signature line of foods, the Company would be competing directly with well recognized frozen food grocery store products like "Lean Cuisine."

Lighten Up is subject to competition from hundreds of other food and marketing companies with substantially greater funding and resources than it has and perhaps ever will have. Reference is made to Risk Factor No. 17 above which discusses competition in greater detail.

Employees

Lighten Up has no employees. Depending upon future events, Lighten Up may hire consultants and independent contractors during the early stages of implementing its business plan. How such persons would be compensated has not yet been determined but it is conceivable that employees or consultants might be given stock options and the ability to exercise the same through the adoption of a formal employee and/or consultant compensation plan or program. If the ability to provide such consideration to employees and consultants requires the Company to file some type of registration statement with the Commission under the Securities Act of 1933 Act, the Company will do so.


                                16

The Company has no immediate plans to retain employees until such time as its business plans warrant or justify the expense, or until the Company raises sufficient capital, or otherwise successfully acquires or merges with another entity, strategic partner or operating business and such a course of action thereupon becomes necessary or desirable. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Pursuit of Business Opportunities

During this development stage, the Company's principal purpose is to pursue business opportunities and raise capital, thus permitting it to (1) market and commercialize its low fat gourmet cookbook property and (2) develop a signature line or brand name line of low fat gourmet food products and accessories. The Company has no way of predicting whether or not these goals and objectives will or can be met, let alone whether such efforts will ultimately be successful or profitable.

Because of the Company's current financial situation, having only nominal current assets and no recent operating history, the Company has little choice but to pursue a variety of business opportunities that come its way. Preferably these opportunities will involve the commercialization of its basic cookbook product or a similar such business. However, not having any particular business opportunity to consider at this time, current circumstances make it difficult to predict what business opportunity might be worth considering. In the event the Company does believe a proposal is in the best interests of its shareholders and it does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and in such event, there will be a probable change in control of the Company. Most likely, the owners of the business opportunity will acquire control of the Company following such transaction. Management has not established any specific standards or guidelines as to the amount of control it will offer to prospective business opportunities, rather management will attempt to negotiate the best possible agreement for the benefit of the Company's shareholders.

Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any merger or acquisition. Thus, in the event that the Company successfully completes the acquisition of, or merger with, an operating business opportunity, that business opportunity must provide audited financial statements for at least the two most recent fiscal years or, in the event the business opportunity has been in business for less than two years, audited financial statements will be required from the period of its inception. This could limit the pool of potential target business opportunities due to the fact that many private business opportunities either do not have audited financial statements or are unable to produce audited statements without substantial time, cost and expense.

The Company has no recent operating history and no representation is made, nor is any intended, that the Company will in fact be able to carry on future business activities beyond three years from today. As stated above, the Company's officers and directors have agreed to advance the costs necessary to maintain the Company's reporting obligations with the Commission for at least the next three years. These expenses will primarily consist of legal and accounting fees and costs. Based on the representations of the Company's management, the Company will not have to raise any additional funds within the next twelve (12) months or longer in order to remain in good standing with the Commission and its various reporting obligations.

In spite of being able to meet cash needs that are currently anticipated, the Company has no way of predicting whether it will be able to sufficiently commercialize its cookbook and related products, whether it will be able to develop or market a signature line of low fat gourmet food products, or that it will otherwise be able to acquire or merge with an operating business, business opportunity or property at all, let alone one that will be of material value or benefit to the Company. See the subheading below titled "Need for Additional Capital or Financing." In the event that the Company cannot successfully achieve these goals over the next three years, the Company does not believe that it will able to continue.

                                17


As stated elsewhere in this document, management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities or partners, all in order to obtain the capital or financing necessary to commercialize its low fat gourmet cookbook product and to further develop and market a low fat gourmet food line. Management cannot predict the nature of any potential business opportunity that it may ultimately consider, let alone enter into. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

Reference is made to the Risk Factor section above immediately above Part I of this document and after the Table of Contents. These Risk Factors constitute a variety of disclosures and caveats that a person investing, or seeking to invest, in or with the Company needs to seriously consider.

Sources of Business Opportunities

Management of the Company intends to search for capital and other business opportunities as a means of financing its effort to fully commercialize its low fat gourmet cookbook property and otherwise establish a low fat gourmet food line. These efforts involve a number of risks.

Efforts to search for capital and other business opportunities include but are not limited to the use of employees, independent contractors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community, other food industry companies, and others who may present management with unsolicited proposals. Because of the Company's lack of the necessary capital to currently pursue its marketing objectives, the Company will more than likely not be able to retain on a fee basis professional firms specializing in business acquisitions and reorganizations. Rather, the Company will most likely have to rely on outside sources not otherwise associated with the Company, sources that will accept their compensation only after the Company has finalized a successful acquisition or merger. To date, the Company has not engaged or entered into any discussion, agreement or understanding with any particular consultant or other expert or professional regarding the Company's search for business opportunities.

If the Company elects to engage an independent consultant, it intends to look only to consultants that have experience in working with small public companies in search of an appropriate business opportunity. Also, the consultant will preferably have experience in locating viable merger and/or acquisition candidates and have a proven track record of finalizing such business consolidations. Further, the Company would like to engage a consultant that will provide services for only nominal up-front consideration, a consultant who would be willing to be fully compensated only at the close of a business acquisition or combination.

Though the Company's principal objective, at this point, is to publish, market and sell its low fat gourmet cookbook property and related products, the Company does not intend, and does not believe it can afford, to limit its search for business opportunities to any specific kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of existence and development. Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded or its properties and products marketed in some fashion. The most likely scenario for a possible business arrangement would involve the acquisition of, or merger with, an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

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Evaluation of Business Opportunities and Business Combinations

In order to raise capital necessary to implement its business plan, the Company will need to be able to evaluate potential business opportunities. These evaluation efforts and criteria involve risk and uncertainty.

Once the Company has identified a particular entity as a potential acquisition target or merger candidate, management will seek to determine whether the acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information made available to them. As stated in the previous section, management may elect to engage outside independent consultants to perform preliminary analyses of potential business opportunities. However, because of the Company's lack of capital, it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity.

In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the Company and its shareholders; similarity of business such as a business also involved in the food or food publishing business; working capital; financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research or development; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity being analyzed.

Because the Company has not located or identified any specific business opportunity as of the date of this document, there are certain unidentified risks that cannot be adequately appreciated or quantified prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available for acquisition may involve new and untested products, processes or market strategies that may not ultimately prove successful.

Form of Potential Acquisition, Merger or Reorganization

Though the Company would prefer to obtain enough capital to fully commercialize its low fat gourmet properties and ideas, the Company cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, limited liability company or other form of organization; however, the Company does not intend to participate in opportunities through the purchase or other acquisition of minority stock positions.

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Need for Additional Capital or Financing

Management does not presently intend to borrow any funds to carry out its business plan. However, the Company will need to raise substantial capital to fund the development and marketing of signature low fat gourmet foods and related products. Since management has ruled out borrowing money for this purpose, the only method available to the Company would most likely be the private sale of its securities. These possible private sales would more than likely have to be to persons known by the directors and officers of the Company or to venture capitalists or "accredited investors" that would be willing to accept the substantial risks associated with investing in a food marketing company with limited history, no current operations, relatively inexperienced management, and limited capital. At present, and other than its current officers and directors, the Company is not aware of any particular person who would be willing to privately purchase any of the Company's securities.

Based upon the current financial condition of the Company, it is unlikely that it could undertake a secondary offering of securities or be able to borrow any significant sum from either a commercial or private lender to carry out its business plan. Management will attempt to acquire funds or financing, if necessary, and as circumstances dictate, on the best available terms. Specifically, because it currently lacks the capital necessary to implement all aspects of its business plan, there can be no assurance that the Company will be able to obtain additional funding or financing for this purpose, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company.

Possible Sales of Shares by the Company's Majority Stockholder

In the case of a future acquisition or merger, there exists a possibility that a condition of such transaction might include the sale of a substantial number of shares presently held by Mary E. Ross to parties affiliated with or designated by the potential business opportunity. Presently, management has no plans to seek or actively negotiate any such terms or conditions. However, if any such situation does arise, management is obligated to follow the Company's Articles of Incorporation and all applicable corporate laws in negotiating any such arrangement. Under the scenario of a possible sale or other disposition of Ms. Ross's substantial stock position, it is unlikely that similar terms and conditions would be offered or presented to all other shareholders of the Company or that the remaining shareholders would be given the opportunity to approve such a transaction.

Finder's, Agent's or Broker's Fees

In the event the Company is acquired or it acquires someone else or something else, a finder's, agent's or broker's fee, in the form of cash or securities, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of any such fee, although it is likely that an appropriate fee will be based upon negotiations by and among the Company, the appropriate business opportunity, and the finder or broker, if any. Management cannot at this time estimate the type or amount of any potential finder's broker's or agent's fee that might be paid. Though possible, it is unlikely that a finder's fee will be paid to an affiliate of the Company because of the potential conflict of interest that might result. If such a fee were paid to an affiliate, it would have to be in such a manner so as not to compromise an affiliate's possible fiduciary duty to the Company or to violate the doctrine of usurpation of a corporate opportunity. Further, in the unlikely event that a finder's, broker's or agent's fee was paid to an affiliate, the Company would likely, though not necessarily, have such an arrangement ratified by the shareholders in an appropriate manner or otherwise obtain a fairness opinion. It should also be noted that finder's, agent's or broker's fees in these types of situations are frequently substantial and no assurance can be made that any such fee would not in this case be substantial or not otherwise entail the issuance of as much as a million or more common capital shares. It is also possible that the Company will engage consultants to assist and advise the Company with respect to its capital and financial structure, particularly for the purpose of making itself suitable or more attractive for a business combination of some sort. Such persons, if the Company does in fact retain any, would NOT be compensated as finders, brokers or agents.


                                20


In certain circumstances, finders, brokers or agents may be deemed "underwriters" as that term is defined in the 1933 Act. Such persons must therefore take care to ensure that they do not engage in an unlawful distribution of any securities they so acquire in a transaction involving the Company.

Potential Conflicts of Interest

Presently, it is believed to be highly unlikely that the Company will acquire or merge with a business opportunity in which the Company's management, affiliates or promoters, if any, have an ownership interest. Any possible related party transaction of this type would likely have to be ratified by a disinterested board of directors and possibly, by the shareholders. Whatever would happen, management intends do whatever it believes is necessary to fully and completely comply with Nevada corporate law. See, e.g., Nevada Revised Statutes (NRS)
78.140 titled "Restrictions on transactions involving interested directors or officers; compensation of directors". Nevada also has a statute titled "Combinations with Interested Stockholders." NRS 78.411 through 78.444, inclusive. Management does not anticipate that the Company will acquire or merge with any related entity or person. Further, as of the date of this document, none of the Company's officers, directors, or major shareholders have had any preliminary contact or discussions with any specific business opportunity, directly or indirectly, nor are there any present plans, proposals, arrangements or understandings regarding the possibility of an acquisition or merger with any specific business opportunity. There are also no food related properties, other than those the Company currently owns and holds or is considering developing, that the Company is currently evaluating.

Rights and Participation of Shareholders in Acquisition Matters

It is presently anticipated by management that prior to consummating a possible acquisition, merger or other reorganization transaction, including the acquiring or developing of additional food related properties, the Company, if required by relevant state laws and regulations, will seek to have the transaction approved or ratified by shareholders in the appropriate manner. However, under NRS
78.320 titled "Stockholders' meetings: Quorum; consent for actions taken without meeting; participation by telephone or similar method" certain actions that would routinely be taken at a meeting of shareholders may be taken by written consent of shareholders having not less than the minimum number of votes that would be necessary to authorize or take corporate action at a formal meeting of shareholders. Here, Ms. Ross controls approximately 80% of the Company's issued and outstanding shares. Thus, if Ms. Ross decided by written consent to consummate an acquisition, merger or other reorganization transaction, Nevada corporate law provides that minority shareholders would not be given the opportunity to vote on the issue. Put another way, the Board of Directors has the discretion to consummate an acquisition or merger by written consent of a majority of the Company's voting power if it is determined to be in the best interests of the Company to do so. One of the possible reasons such would be in the best interests of the Company would be to save time or reduce costs.

Nevada law further provides that unless the written consent of a majority of the shareholders entitled to vote is obtained, notice of a meeting shall be given at least ten (10) days before a meeting is held and not less than 60 days. NRS
78.370 titled "Notice to stockholders." Regardless of whether an action to acquire or merge is ratified by noticing-up and holding a formal shareholders' meeting or by written consent, the Company is committed to providing its shareholders with complete disclosure documentation concerning a potential target business opportunity, including appropriate audited financial statements of the target to the extent the same can be made available at the time. It is anticipated that all of such information will be disseminated to the shareholders either by means of a proxy statement prepared in accordance with
Schedule 14A promulgated under the Exchange Act in the event that a shareholders' meeting is actually called and held, or by information statement prepared and disseminated in accordance with Schedule 14C promulgated under the Exchange Act in the event the corporate action is approved by the written consent of a majority.

                                21

Facilities

The Company is currently using as its principal place of business the office address of its president, Gary Lewis, located in Roy, Utah. The Company has no written agreement and pays no rent for the use of this facility. Even if it had the capital, the Company has no current need or plans to secure commercial office space from which to conduct its business. Until such time as the Company has successfully commercialized its cookbook property, the type of office and other facilities that it will require is unknown.

Why the Company Is Filing This Registration Statement

The Company is voluntarily filing this registration statement on Form 10-SB/A in order to make information concerning itself more readily available to those persons who might be interested. The Company is also filing this registration statement for the purpose of thereafter attempting to become listed on the OTC Bulletin Board. Management believes that being a "reporting company" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will also provide a prospective merger or acquisition candidate or partner with more thorough and comprehensive information concerning the Company and otherwise make the Company more attractive to an operating business opportunity as a potential merger, acquisition, joint venture or partnership candidate.

By filing this registration statement, the Company shall obligate itself to file with the Commission certain interim and periodic reports, including an annual report on Form 10-KSB and quarterly reports on Form 10-QSB. The Company is willing to assume the cost and expense of these responsibilities and its officers and directors have committed themselves to advancing these costs and expenses for at least the next three years if the Company is unable to generate the cash on hand necessary to cover these expenses directly. The Company also intends to continue to voluntarily file its periodic reports under the Exchange Act in the event its obligation to file such reports is, for some reason, suspended.

ITEM 2.   Management's Discussion and Analysis or Plan of Operation

Selected Financial Data

Because Lighten Up, having just recently acquired Mary Ross's membership interest in the LLC, has received no revenue to date from the commercialization of its low fat gourmet cookbook property and related products, selected financial data would not be particularly meaningful. Reference is made to the audited financial statements for the years ended December 31, 2002 and 2001, and the unaudited interim period for the nine months ended September 30, 2002, of Lighten Up included in Part F/S incorporated into this document below.

Fiscal Years 1998 through 2001

The Company raised money in an offering of securities in 1998 and by 1999, it had spent most of its money developing its restaurant-related business plan. From approximately 1999 until the beginning of 2002, the Company was only active in seeking out business opportunities but had no income or significant operations.

                                22


Since its May 2002 acquisition of Mary Ross's 100% interest in the LLC, Lighten Up has not conducted any business activity that resulted in revenues other than in the nature of nominal interest income derived from what cash was sitting in its bank account. See Part F/S below. All of its activities since that date have involved establishing a business plan and plan of operation.

During 2002, Lighten Up has incurred, and is continuing to incur, accounting and legal fees and costs in connection with the preparation and filing of this Form 10-SB/A registration statement. The Company had a net loss for the nine months ended September 30, 2002 of $38,525. Funding of these and other expenses was from the $15,000 of working capital provided by the Company's president, Mr. Lewis, mentioned above.

Liquidity and Capital Requirements

The net working capital deficit of Lighten Up as of September 30, 2002, was $4,038. As of the date of this registration statement, Lighten Up has approximately $8,837 in its checking account. Once again, the Company's existing working capital has been funded by a loan of $15,000 that accrues interest at 7% per annum. This loan, including any subsequent advances by a Company officer or director, does not require an interest payment until the date it is due, which is three years after it was issued.

Lighten Up will be able to satisfy its cash requirements for not only the next 12 months but at least for the next three (3) years in that its officers and directors have committed themselves to advancing what funds are necessary to satisfy the Company's cash requirements and keep it current in its 1934 Exchange Act reporting obligations. At the same time, when it comes to implementing the second phase or goal of its business plan, namely, developing and then marketing a signature line or brand name line of low fat gourmet foods, the Company will require substantial additional financing. Management believes this amount may be substantial depending upon the extent to which other larger businesses with market share and that have significantly greater funding and resources may want to become involved. Lighten Up currently has no sources of financing, including bank or private lending sources, or equity capital sources. Lighten Up also cannot assure anyone that it will be able to develop any sources of financing in the future. Further, the Company is unable to guarantee that after a period of three years from the date of this registration statement, that individual members of management will continue to loan or advance the Company sufficient money necessary to satisfy the Company's cash requirements and keep it current in its 1934 Exchange Act reporting obligations.

To implement its business plan and commercialize its low fat cookbook property and related products, Lighten Up will need substantial additional funding. Because these requirements are in the more distant future, management has not yet begun to develop specific methods or plans of financing nor has it as yet contacted any person or entity that might be interested in providing any such financing. Management expects that it will use equity, debt and other arrangements such as joint ventures to fund these stages of its business plan to the extent such is or may be necessary.

Contingency Planning

The Company has few assets and limited capital and with no operations and nominal income. Once again, the costs and expenses associated with the preparation and filing of this registration statement and other operations of the Company have been paid for out of a loan that the Company was able to obtain from a related party.

It is anticipated that the Company will require only nominal capital to maintain its corporate viability and necessary funds will be provided by the Company's existing cash reserves and from its officers and directors for at least the next three years. However, unless the Company is able to facilitate an acquisition of, merger or joint venture with an operating business or is otherwise able to obtain significant outside financing, the Company may not be able to achieve its operational goals. See subheading in Item 1, Part I titled "Need for Additional Capital or Financing."


                                23

Plan of Operation

During the next twelve (12) months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures, preferably companies in the food publishing and food marketing business, and in the further expectation of raising the capital necessary to further implement phase one of its business plan, namely, the commercialization of its cookbook property through the marketing of books, videos, CD ROMs and a second edition or revised and updated low fat gourmet cookbook. As stated in the "Description of Business" section above, Lighten Up's second phase plan of operation, assuming that the first phase is successful, will be to develop and market a signature line or brand name line of low fat gourmet foods in direct competition with frozen food grocery store products such as "Lean Cuisine."

In its search for business opportunities and capital, management intends to follow the procedures outlined in Item 1 above. Because the Company lacks substantial cash and other immediate capital resources, the officers and directors are committed to advancing funds to the Company until such time as a successful business combination or consolidation can be made, funding is otherwise received, or at least for the next three years, whichever comes first. See subheading in Item 1, Part I titled "Need for Additional Capital or Financing."

Management intends to hold expenses to a minimum and to obtain expert and other services on a contingency basis when it can afford them. The Company's directors and officers intend to defer any compensation that might be due or owed them until such time as capital can be raised or an acquisition or merger of some kind can be accomplished and they will strive to have the business opportunity remunerate them. If the Company engages outside advisors or consultants in its search for capital and other business opportunities, the Company will have to make a determination as to how such persons will be compensated.

The Company has not made any arrangements or definitive agreements as yet to use outside advisors or consultants or to raise any capital. So far, its efforts have been concentrated on getting this registration statement filed and cleared. As stated elsewhere in this document, however, to the extent the Company needs to raise capital to implement its business plan, a likely method available to the Company would be the private sale of its securities. Because of the nature of the Company as a development stage company, not to mention its current financial condition, it is unlikely that Lighten Up could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. The Company also knows of no one at this time who would be willing to purchase any of its securities in or through a private sale.

The Company does not intend to use or hire any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months. See subheading in Item 1, Part I titled "Need for Additional Capital or Financing."

ITEM 3.  Description of Properties

Copyrighted Cookbook and Related Properties or Assets

The Company, through the LLC of which it owns 100%, owns a copyrighted cookbook authored by Mary E. Ross and titled Lighten Up: The Art of Low Fat Gourmet Cooking. Such book is currently available for sale on the Company's website whose web address is "www.lowfatgourmet.com". In addition to indirectly owning this copyright through its LLC, the Company also indirectly owns as many as 3,400 copies of this book, all of which are immediately available for sale and distribution. Though the Company has not reduced the book to either a CD ROM or video format, it intends to do so and similarly market these products on its website.

                                24


The Company receives no revenues from Ms. Ross's television show and her publicized image as "The Low Fat Gourmet Chef." However, based on this television show and the prospects of continued audience growth and notoriety, Ms. Ross has orally agreed to give the Company an exclusive, perpetual, royalty-free license with respect to her name, likeness, image and voice at such time as the need to do so arises.

The Company's properties also consist of what low fat gourmet recipes are currently known by Ms. Ross and which may become the subject of a second edition cookbook authored by her in the future.

As of the date of this registration statement, the Company has neither developed nor owns any signature line or brand name line of low fat gourmet food products and related accessories.

Executive Offices

As stated elsewhere herein, the Company's executive offices are located at 4423 South 1800 West, Roy, Utah 84067. Its telephone number is 801-732-1464 and its fax number is 801-732-9371. This is also the business office address of its president. The Company pays no rent for the use of this address or facility. The Company does not believe that it will need to maintain any other or additional office at any time in the foreseeable future in order to carry out its plan of operations described in this document. Lighten Up believes that the current facilities provided by its president are adequate to meet its needs until it becomes more fully operational.

ITEM 4.  Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information, to the best of the Company's knowledge, as of the date of this document, with respect each person known to be the owner of more than 5% of common capital stock of the Company, each director and officer, and all executive officers and directors of the Company as a group. As of the date of this document there are 25,040,000 shares issued and outstanding.

                                                                 Percent of
                                    Number of Shares of          Ownership of
                                      Common Stock               Common Stock
Name of Beneficial Owner            Beneficially* Owned          Outstanding
----------------------------       ---------------------         ------------
Mary E. Ross (1)
2029 East Bengal Hills Cove
Salt Lake City, Utah 84121               20,000,000(2)                 79.8%

Gary C. Lewis (3)
4423 South 1800 West
Roy, Utah 84047                           2,250,000                     8.9%




Directors and officers as a
 group (2 persons only)                  22,250,,000                   88.7%


                                25

-------------------------------
* Beneficial ownership is determined in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (SEC) and generally includes voting or investment power with respect to securities. Shares of common stock issuable upon the exercise of options or warrants currently exercisable, or exercisable or convertible within 60 days, are also deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not deemed outstanding for computing the percentage ownership of any other person. Nonetheless, the Company has no outstanding stock options, warrants or compensation plans of any kind.


 (1) Ms. Ross is the secretary/treasurer and a director of the Company. She was only recently elected to the board of the Company pursuant to a written consent of a majority of the shareholders undertaken on June 3, 2002, and which was the result of the May 30, 2002 Acquisition Agreement, Ex. 10.1 hereto.

 (2) This figure represents the 20,000,000 "restricted" shares acquired by virtue of the May 30, 2002, Acquisition Agreement whereby the Company acquired 100% of Mary Ross's interest in and to Lighten Up Enterprises, LLC, a Utah limited liability company. As a result of this Agreement, the Company owns and controls 100% of the LLC.

(3) Mr. Lewis is the president of the Company and the chairman of the board of directors. He was re-elected a director pursuant to the written consent to shareholder action taken on June 3, 2002. Though nothing has been decided in this regard, Mr. Lewis may acquire, in the future, additional stock pursuant to an employee compensation plan to possibly be adopted by the Company in the future. Mr. Lewis has loaned the Company several thousand dollars and he and Ms. Ross have together agreed to advance the Company the necessary money to remain in good standing in its reporting obligations for the ensuing 3 years.



ITEM 5.   Directors, Executive Officers, Promoters and Control Persons

Executive Officers and Directors


        The current directors and officers of Lighten Up are as follows:

Name                        Age       Position
------------------        -------     -----------------------------------
Gary C. Lewis               53        President, Chief Executive Officer,
                                      Director (Chairman of the Board)

Mary E. Ross                42        Secretary/Treasurer and Director


The Company does not currently have a vice president or any other officer or director.

                                26


GARY C. LEWIS, Director and President. Mr. Lewis has more than 15 years of experience in the organization of public and private corporations. In addition to his duties as president and chairman of the board of Lighten Up, he is currently a director and the managing consultant of HER Consulting Company, Inc., a company specializing in assisting start-up companies with their initial organization, funding and direction. In early 1999, Mr. Lewis founded and is currently Managing Trustee of The Children and the Earth, Inc., a 501(c)(3) nonprofit charity dedicated to helping at risk and underprivileged children. Between 1983 and 1987, Mr. Lewis served on the board of directors and as president of a publicly held oil and gas exploration company known as Arabic Oil, a Utah corporation. This company later went into the medical business and became known as Omega Technologies, Inc. His past experience also includes many years of management and marketing experience for companies in the minerals exploration, high tech development, residential and commercial construction, and steel fabrication fields. Mr. Lewis received an A.A. or Associates degree in 1970 from Weber State College located in Ogden, Utah.

MARY E. ROSS, Director and Secretary/Treasurer. Ms. Ross is the author of Lighten Up: The Art of Low Fat Gourmet Cooking. Ms. Ross, in addition to being an author, has been a regular television cooking host known as "The Low Fat Gourmet Chef," on KSL Television, Channel 5, an NBC affiliate station, for almost 5 years, a program that airs approximately once a week. Ms. Ross is also a health/nutrition consultant, fitness speaker, and cooking instructor at local community colleges and centers in the Salt Lake area since 1992. Ms. Ross received a B.A. degree in Marketing and Communications from Westminster College located in Salt Lake City, Utah, in 1990. Since 1976 until the present she has worked full time at Equitable Life & Casualty Insurance Company. Her most recent title is Senior Editor and Director of Community Public Relations. Ms. Ross has never before served on the board of directors of a "reporting" company.

Neither Mr. Lewis nor Ms. Ross intend to devote their full time to the management of the Company. Since both individuals have full-time jobs, each estimates that they will devote between 1% and 10% of their time to the Company.

Neither Mr. Lewis nor Ms. Ross has been involved, directly or indirectly, in any bankruptcy or insolvency proceeding of any kind. None is currently involved in any litigation nor has any been involved in any litigation that would have a bearing on any such person's fitness or other ability to act and serve as a director or officer of the Company.

The Company does not believe that any of its officers or directors come within the definition of a "promoter" as defined in Rule 405 of the General Rules and Regulations of the Commission, 17 CFR Section 230.405.

The Company denies that any person other than those persons identified above "controls", or has the power to "control," the Company as contemplated in the "control person" provisions of both state and federal securities laws and as the word "control" is further defined in Rule 405. The Company may engage consultants in the future but to the extent it does, management does not believe such persons will have an ability to "control" the Company or its decisions, either directly or indirectly. Further, if the Company enters into any consulting agreement with any consultant, such agreement will provide that to the extent the consultant ever acquires a direct or indirect interest of 5% or more of the Company's issued and outstanding securities, the consultant will so notify the Company and otherwise undertake whatever reporting obligation is required of him or her.

Board Meetings and Committees

During 2002, the Board of Directors met and conversed on the phone on several occasions. Subsequent to May 30, 2002 when Ms. Ross assumed a position on the board of directors, both members of the Board attended or were present at these meetings. Action taken by the Board has generally been implemented by written consent. The Board of Directors has established no committees. During 2002, the Board of Directors also met to discuss and authorize the execution of the Acquisition Agreement referred to above, including the filing of this registration statement.

                                27

As set forth in the Company's Amended and Restated Articles of Incorporation and its Bylaws, copies of which are attached hereto as Exs. 3.1(ii) and 3.2, respectively, all directors hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. Directors are entitled to be reimbursed for expenses incurred for attendance at meetings of the board of directors and any committee of the board of directors. Due to the Company's current lack of capital and capital resources, the current directors and any future director will likely defer his or her expenses and any compensation until such time as the Company can consummate a successful acquisition, merger or reorganization transaction or until the Company can otherwise raise the funds sufficient to carry out the initial stages of its business plan. As of the date of this document, none of the directors has accrued any significant expenses. See Part F/S below. As further set forth in the Company's Articles and Bylaws, officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. The Company has no standing committees at this time.

ITEM 6.  Executive Compensation

Because there is no compensation to disclose under this Item, the Company has not prepared a Summary Compensation Table as would otherwise be required.

The Company has not adopted a bonus, stock option, profit sharing, or deferred compensation plan of any sort for the benefit of its employees, officers or directors. This, however, does not mean that it will not do so in the future. Further, the Company has not entered into an employment agreement of any kind with any of its directors or officers or any other persons and no such agreements are anticipated in the immediate future.


                                28


Absence of Management Employment Agreements and Compensation

Lighten Up does not pay any of its officers any salary. Lighten Up does not provide any other benefits to its officers. The Company does not have any written agreements with any of its officers and directors. Each of the officers and directors may engage in other businesses, either individually or through partnerships or corporations in which they have an interest, hold an office or serve on boards of directors of other companies or entities. All of the officers and directors have other business interests to which they devote their time. Because Mr. Lewis and Ms. Ross both have full-time jobs, they will probably devote no more than between 1% and 10% of their time to the Company and its affairs.

Other Key Advisors and Consultants

Lighten Up has access to several outside professional firms that can counsel it and provide important advice during its development stage. The terms of engagement of these firms will be determined from time to time as their services may be required.

Remuneration of the Board of Directors

Directors currently do not receive any compensation, but will receive compensation for their services as determined in the future by the board of directors. As stated above, all directors are entitled to be reimbursed for any out-of-pocket expenses incurred by them in behalf of the Company.

Absence of Keyman Life Insurance

Lighten Up does not own life insurance covering the death of any officer, director or key employee, particularly Ms. Ross. Based on the Company's lack of capital and the existence of other, capital-driven priorities, the Company has not spent the money necessary to obtain any key man life insurance at this time.

ITEM 7.  Certain Relationships and Related Transactions

During the period from January 29, 1998 (date of inception of the development stage) through December 31, 1999, the Company paid a total of $12,000 to an officer of the Company in return for rent of office space and for services provided by the officer. Other than Mr. Lewis's loan to the Company disclosed elsewhere herein, there have been no other transactions between the Company and the directors or officers or any member of any such person's immediate family.

Like any other corporate officer or director, each director and officer is subject to the doctrine of usurpation of corporate opportunities only insofar as it applies to business opportunities in which the Company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in the Company's minutes. If any directors or officers are presented in the future with business opportunities that may conflict with business interests identified by the Company, such opportunities must be promptly disclosed to the Board of Directors and made available to the Company. In the event that the Board rejects an opportunity so presented, and only in that event, can one of the Company's officers and directors avail themselves or himself of such opportunity. In spite of these eventualities, every effort will be made to resolve any conflicts that may arise in favor of the Company. There can be no assurance, however, that these efforts will be successful. Reference is also made to the subheading in Item 1, Part I, above titled "Potential Conflicts of Interest" which in turn references the Company's commitment and obligation to comply with, among other provisions of Nevada law, NRS 78.140 titled "Restrictions on transactions involving interested directors or officers; compensation of directors."

The Company is not aware of any additional disclosures that it must make in accordance with Item 404 of Regulation S-B.

ITEM 8.  Description of Securities

The Company's authorized stock consists of fifty million (50,000,000) shares of common capital stock, $0.0001 par value. There are 25,040,000 shares of common capital stock currently issued and outstanding. As of the Company's December 31, 2001 fiscal year end and its third quarter ended September 30, 2002, including the date of this registration statement, there are no options, warrants, stock appreciation rights, or other rights similar in nature outstanding which currently obligate Lighten Up to issue any additional common stock to anyone.

The Company's common stock is considered to be a "penny stock" because it meets one or more of the definitions in Commission Rule 3a51-1 of the Exchange Act. These include but are not limited to the following: (i) the stock trades at a price less than five dollars ($5.00) per share; (ii) it is NOT traded on a "recognized" national exchange; (iii) it is NOT quoted on the NASD's automated quotation system (NASDAQ), or even if so, has a price less than five dollars ($5.00) per share; OR (iv) is issued by a company with net tangible assets less than $2,000,000, if in business more than three years continuously, or $5,000,000, if in business less than a continuous three years, or with average revenues of less than $6,000,000 for the past three years. The principal result or effect of being designated a "penny stock" is that securities broker-dealers cannot recommend the stock but must trade in it on an unsolicited basis.


                                29


Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 promulgated thereunder by the Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. These rules may have the effect of reducing the level of trading activity in the secondary market, if and when one develops.

Potential investors in the Company's common stock are urged to obtain and read such disclosures carefully before purchasing any shares that are deemed to be "penny stock." Moreover, Commission Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in(ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Pursuant to the Penny Stock Reform Act of 1990, broker-dealers are further obligated to provide customers with monthly account statements.

Compliance with the foregoing requirements may make it more difficult for investors in the Company's stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

Common Capital Stock

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefore. In the event of dissolution, liquidation or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities of Lighten Up and subject to the prior distribution rights of any preferred stock that may be outstanding at that time. The holders of common stock do not have cumulative voting rights or preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares, which means that the holders of more than 50% of such outstanding shares voting at an election of directors can elect all the directors on the board of directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the directors. All outstanding shares of common stock are, when issued, fully paid and non-assessable.

As of the date of this registration statement, there were 45 common capital shareholders of record. There are no shares of preferred stock or any other class issued or outstanding.

Stock Transfer Agent

The Company's stock transfer agent is Interwest Transfer Company, Inc. ("Interwest"), located at 1981 East Murray-Holladay Road, Salt Lake City, Utah 84117. Interwest has been the Company's stock transfer agent since it undertook its offering in 1998.

                               30


                            PART II

ITEM 1.  Market Price of And Dividends on the Registrant's Common
       Equity and Other Shareholder Matters

Market Information

The common stock of Lighten Up is not traded or listed on any stock exchange, any NASDAQ Stock Market medium or the "pink sheets." Consequently, there is no public market for the common stock and no market price data to report. Lighten Up intends to obtain inclusion on the OTC Bulletin Board in the future, but there can be no assurance that the common stock will be included in this trading medium. Even if inclusion in the OTC Bulletin Board is achieved, there is no assurance that the common stock will be actively traded. Therefore, there can be no assurance that there will be liquidity in the common stock.

Currently, there are 25,040,000 shares of common stock issued and outstanding. As of the date of this registration statement, only 2,790,000 of these shares may be sold without restriction. This is because all such 2,790,000 shares have been issued and outstanding for several years and longer than 2 years. As to the additional 20 million "restricted" shares currently issued and outstanding, these shares were issued pursuant to the May 30, 2002, Acquisition Agreement with Lighten Up Enterprises, LLC, a Utah limited liability company. See Exhibit
10.1 hereto and the discussion elsewhere in this document concerning the subject Acquisition Agreement. At present, none of the officers and directors of the Company own or control any shares that are not "restricted" or which do not bear a restrictive legend.

Lighten Up currently has no outstanding warrants, options, incentive stock option or employee compensation plans of any kind or nature. At the same time, no assurance can be given that such commitments to issue securities will not be issued in the future.

The Company intends to make an application to the National Association of Securities Dealers, Inc. (NASD) for the Company's shares to be quoted or listed on the OTC Bulletin Board. The Company's application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 promulgated by the Commission under the Securities Exchange Act of 1934, as amended ("'34 Act"). Inclusion on the OTC Bulletin Board permits price quotations for the Company's shares to be published by such service. Except for the decision to apply to the OTC Bulletin Board, there are no plans, proposals, arrangements or understandings with any person, including any securities broker-dealer or anyone associated with a broker-dealer, concerning the development of a trading market in the Company's common capital stock.

Of the 25,040,000 shares issued and outstanding, 22,250,000 or approximately 88.7% of such shares are deemed "restricted." As to the 20 million "restricted" shares recently issued to Mary E. Ross in reliance on the Section 4(2) federal exemption from registration in exchange for her 100% membership interest in the LLC, none of such shares are eligible for transfer or resale in the absence of an appropriate state and federal exemption from registration or an effective registration statement covering these shares, all as contemplated in Item 201(a)(2) of Regulation S-B. See also Item 4 below.

Holders

According to the Company's transfer agent, Interwest Transfer Company, as of the date of this registration statement, there were 45 holders of record of the Company's common capital stock. No reason exists to believe that this figure has changed since such date inasmuch as the Company's stock is not listed on any exchange and does not trade in any over-the-counter or other market.


                                31

Dividend Policy

The Company has not declared or paid cash dividends or made distributions in the past and the Company does not anticipate that it will pay cash dividends or make distributions to shareholders in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations. The payment of any future dividends will be at the sole discretion of the board of directors and will depend upon, among other things, future earnings, capital requirements, the Company's financial condition and general business conditions. As a result, there can be no assurance that any dividends on common stock will be paid in the future.

ITEM 2.  Legal Proceedings

There are presently no pending legal proceedings to which the Company or any officer, director or major stockholder is a party or to which any of the Company's property is subject and, to the best of its knowledge, information and belief, no such actions against the Company or its property are contemplated or threatened.

ITEM 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

The Board of Directors recently authorized the engagement of Hansen, Barnett & Maxwell of Salt Lake City, Utah, as independent auditors of the Company. As a result of the Company's recent acquisition of Mary Ross's LLC interest, the Company engaged such auditors and there have been no disagreements with the newly engaged accountants with regard to either the application of accounting principles as to any specific transaction, either completed or proposed; or the type of audit opinion that would be rendered on the Company's financial statements.

ITEM 4.  Recent Sales of Unregistered Securities

Other than the 20 million "restricted" shares issued to Mary E. Ross under the federal Section 4(2) exemption from registration as consideration for her 100% membership interest in the LLC, the Company has not issued any shares to anyone for over two years. See Item 1 of Part I titled "History and Background of the Company."

ITEM 5.  Indemnification of Directors and Officers

In reliance on applicable provisions of the Nevada Revised Statutes such as NRS
78.7502 titled "Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions" and NRS 78.751 titled "Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses," and to the full extent otherwise permitted under Nevada law, the Company's Articles of Incorporation and By-laws contemplate full indemnification of its officers, directors and other agents against certain liabilities. This means that officers, directors and other agents of the Company may not be liable to shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law. Officers and directors are also indemnified generally against expenses actually and reasonably incurred in connection with proceedings, whether civil or criminal, provided that it is determined that they acted in good faith, were not found guilty in any criminal matter, and had reasonable cause to believe that their conduct was not unlawful. See the Company's Restated and Amended Articles of Incorporation and By-laws attached to this Form 10-SB and incorporated in this document by reference as Exhibits 3.1(ii) and 3.2, respectively. Though officers and directors are accountable to the Company as fiduciaries, which means that officers and directors are required to exercise good faith and integrity in handling Company affairs, purchasers of the securities registered hereby should be on notice that they may have a more limited right of action as a result of these various indemnification provisions than they might otherwise have.

                                32


Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Lighten Up does not have any directors' or officers' liability insurance nor does it have any plans to obtain any.

PART F/S

The financial statements of Lighten Up are included in this report beginning on page F-1.


                                33

                   LIGHTEN UP ENTERPRISES INTERNATIONAL, INC.
                          INDEX TO FINANCIAL STATEMENTS

                                                                         Page

Lighten Up Enterprises International, Inc. and Subsidiary
  Report of Independent Certified Public Accountants                     F-2
  Consolidated Balance Sheets as of September 30, 2002 (Unaudited),
    December 31, 2001  and 2000                                          F-3
  Consolidated Statements of Operations for the Nine Months Ended
    September 30, 2002 and 2001 (Unaudited) and for the Years Ended
    December 31, 2001 and 2000                                           F-4
  Consolidated Statements of Stockholders' Equity (Deficit) for
    the Years Ended December 31, 2000 and 2001 and for the Nine
    Months Ended September 30, 2002 (Unaudited)                          F-5
  Consolidated Statements of Cash Flows for the Nine Months Ended
    September 30, 2002 and 2001 (Unaudited) and for the Years Ended
    December 31, 2001 and 2000                                           F-6
  Notes to Consolidated Financial Statements                             F-7

K.H.F. Technologies
  Report of Independent Certified Public Accountants                    F-10
  Balance Sheets as of May 30, 2002 (Unaudited) and December 31, 2001
    and 2000                                                            F-11
  Statements of Operations for the Five Months Ended May 30, 2002
    and 2001 and for the Period from January 29, 1998 (Date of
    Inception) through May 30, 2002 (Unaudited)                         F-12
  Statements of Operations for the Years Ended December 31, 2001
    and 2000 and for the Period from January 29, 1998 (Date of
    Inception) through December 31, 2001                                F-12
  Statements of Stockholders' Equity (Deficit) for the Period
    from January 29, 1998 (Date of Inception) through December
    31, 1999, for the Years Ended December 31, 2000 and 2001
    and for the Five Months Ended May 30, 2002 (Unaudited)              F-13
  Statements of Cash Flows for the five months ended May 30, 2002 and 2001 and for the Period from January 29, 1998 (Date of
    Inception) through May 30, 2002 (Unaudited)                         F-14
  Statements of Cash Flows for the Years Ended December 31, 2001
    and 2000 and for the Period from January 29, 1998 (Date of
    Inception) through December  31, 2001                               F-14
  Notes to Financial Statements                                         F-15

Pro Forma Financial Information                                         F-18
  Pro Forma Condensed Consolidated Statements of Operations
    for the Nine Months Ended September 30, 2002 (Unaudited)            F-19
  Pro Forma Condensed Consolidated Statements of Operations
    for the Year Ended December 31, 2001 (Unaudited)                    F-19


                                F-1

HANSEN, BARNETT & MAXWELL                         (801) 532-2200
A Professional Corporation                      Fax (801) 532-7944
CERTIFIED PUBLIC ACCOUNTANTS                5 Triad Center, Suite 750
                                            Salt Lake City, Utah 84180
                                                 www.hbmcpas.com




               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and the Shareholders
Lighten Up Enterprises International, Inc.

We have audited the accompanying consolidated balance sheets of Lighten Up Enterprises International, Inc. and subsidiary as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lighten Up Enterprises International, Inc. and subsidiary at December 31, 2001 and 2000 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred net losses since inception and has an accumulated deficit. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                   HANSEN, BARNETT & MAXWELL
Salt Lake City, Utah
July 2, 2002


                                        F-2


            LIGHTEN UP ENTERPRISES INTERNATIONAL, INC. AND SUBSIDIARY
                           CONSOLIDATEDBALANCE SHEETS


                                                     December 31,
                                   September 30,----------------------
                                       2002         2001        2000
                                    ----------  ----------  ----------
                                   (Unaudited)

                              ASSETS

Current Assets
  Cash                               $   8,837  $       -  $        -
  Inventory, net of obsolescence
 allowance of $14,910                      164         661       1,450
                                    ----------  ----------  ----------
    Total Current Assets                 9,001         661       1,450
                                    ----------  ----------  ----------

Total Assets                        $    9,001  $      661  $    1,450
                                    ==========  ==========  ==========


          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
  Accrued expenses                  $   13,039  $        -  $        -
                                    ----------  ----------  ----------
      Total Current Liabilities         13,039           -           -
                                    ----------  ----------  ----------

Long-Term Liabilities
  Note payable - officer                15,000           -           -
                                    ----------  ----------  ----------
    Total Long-Term Liabilities         15,000           -           -
                                    ----------  ----------  ----------

Stockholders' Equity (Deficit)
  Preferred stock - $0.0001 par
   value;10,000,000 shares
   authorized; no shares outstanding         -           -           -
  Common stock - $0.0001 par
   value; 50,000,000 shares
   authorized; 25,040,000 shares,
   17,617,306 shares and 12,474,911
   shares outstanding                    2,504       1,761       1,248
  Additional paid-in capital           170,107     152,024     107,650
  Accumulated deficit                 (191,649)   (153,124)   (107,448)
                                    ----------  ----------  ----------
    Total Stockholders' Equity
     (Deficit)                         (19,038)        661       1,450
                                    ----------  ----------  ----------

Total Liabilities and
Stockholders' Equity (Deficit)      $    9,001  $      661  $    1,450
                                    ==========  ==========  ==========


   See accompanying notes to consolidated financial statements.

                                F-3



            LIGHTEN UP ENTERPRISES INTERNATIONAL, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                      For the Nine Months Ended      For the Years Ended
                            September 30,              December 31,
                      -------------------------   -------------------------
                         2002          2001            2001          2000
                      -----------   -----------   -----------   -----------

                             (Unaudited)

Book Sales            $     1,718   $     3,008   $     4,011   $     3,263
Cost of Sales                 322           590           787         1,348
                      -----------   -----------   -----------   -----------
  Gross Profit              1,396         2,418         3,224         1,915
                      -----------   -----------   -----------   -----------

General and
 administrative
 expenses                   9,511        20,425        27,234        25,679
Marketing expenses         29,987        16,250        21,666        22,234
Interest expense              423             -             -             -
                      -----------   -----------   -----------   -----------

  Total Expenses           39,921        36,675        48,900        47,913
                      -----------   -----------   -----------   -----------

Net Loss              $   (38,525)  $   (34,257)  $   (45,676)  $    45,998)
                      ===========   ===========   ===========   ===========
Basic Loss Per Share  $         -   $         -   $         -   $         -
                      ===========   ===========   ===========   ===========
Weighted-Average
Common Shares
Outstanding            21,616,813    14,403,309    15,046,109     9,917,403
                      ===========   ===========   ===========   ===========

   See accompanying notes to consolidated financial statements.

                                F-4



            LIGHTEN UP ENTERPRISES INTERNATIONAL, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                              Total
                                 Common Stock      Additional              Stockholders'
                            ----------------------   Paid-In   Accumulated   Equity
                              Shares      Amount     Capital     Deficit    (Deficit)
                            ----------  ----------  ----------  ----------  ----------
Balance, December 31, 1999   7,359,895  $      737  $   63,512  $  (61,450) $    2,799

Issuance for services        5,115,016         511      44,138           -      44,649

Net loss                             -           -           -     (45,998)    (45,998)
                            ----------  ----------  ----------  ----------  ----------

Balance, December 31, 2000  12,474,911       1,248     107,650    (107,448)      1,450

Issuance for services        5,142,395         513      44,374           -      44,887
Net loss,                            -           -           -     (45,676)    (45,676)
                            ----------  ----------  ----------  ----------  ----------

Balance, December 31, 2001  17,617,306       1,761     152,024    (153,124)        661

Issuance for services
 (unaudited)                 2,382,694         239      20,560           -      20,799
Proceeds from issuance
 of note payable to an
 officer and issuance of
 common stock in KHF
 acquisition (unaudited)     5,040,000         504      (2,477)          -      (1,973)
Net loss (unaudited)                 -           -           -     (38,525)    (38,525)
                            ----------  ----------  ----------  ----------  ----------

Balance, September 30, 2002
 (Unaudited)                25,040,000  $    2,504  $  170,107  $ (191,649) $  (19,038)
                            ==========  ==========  ==========  ==========  ==========

   See accompanying notes to consolidated financial statements.

                                F-5



            LIGHTEN UP ENTERPRISES INTERNATIONAL, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               For the Nine
                                               Months Ended         For the Years Ended
                                               September 30,            December 31,
                                            --------------------    ---------------------
                                               2002       2001        2001        2000
                                            ---------   ---------   ---------   ---------
                                            (Unaudited)

Cash Flows From Operating Activities:
  Net loss                                  $ (38,525)  $ (34,257)  $ (45,676)  $ (45,998)
  Issuance of common stock for services        20,799      33,666      44,889      44,650
  Change in inventory                             497         591         787       1,348
  Change in accrued expenses                   13,039           -           -           -
                                            ---------   ---------   ---------   ---------
  Net Cash Used in Operating Activities        (4,190)          -           -           -
                                            ---------   ---------   ---------   ---------
Cash Flows From Financing Activities:
  Proceeds from issuance of note
   payable to an officer and issuance
   of common stock in KHF acquisitio           13,027           -           -           -
                                            ---------   ---------   ---------   ---------
  Net Cash Provided by Financing
   Activities                                  13,027           -           -           -
                                            ---------   ---------   ---------   ---------
Net Increase in Cash                            8,837           -           -           -

Cash at Beginning of Period
                                                    -           -           -           -
                                            ---------   ---------   ---------   ---------
Cash at End of Year                         $   8,837   $       -   $       -   $       -
                                            =========   =========   =========   =========

   See accompanying notes to consolidated financial statements.

                                F-6


            LIGHTEN UP ENTERPRISES INTERNATIONAL, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (Information with Respect to September 30, 2002 and for the Nine Months Ended
                    September 30, 2002 and 2001 is Unaudited)




                                       F-5
NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Organization and Nature of Business - Lighten Up Enterprises, LLC (the "Company") was formed under the laws of the State of Utah on July 2, 1996 with Mary E. Ross being its sole member. The Company owns all copyright interests in and to the published book, "Lighten Up: The Art of Low Fat Gourmet Cooking," written by Ms. Ross. From the date of its organization, the Company has been in the business of publishing, printing, marketing, selling and distributing this book of cooking recipes. Ms. Ross has provided television advertising for this book by referring to it during her weekly one-minute local television cooking demonstration.

K.H.F. Technologies ("KHF") was organized as a Nevada corporation on January 29, 1998. As of May 30, 2002, KHF was still a development-stage enterprise, had no operations and had 5,040,000 shares of common stock outstanding. On May 30, 2002, Ms. Ross entered into an Acquisition Agreement with KHF whereby all of the membership interests of Lighten Up Enterprises, LLC were transferred to KHF in exchange for 20,000,000 shares of common stock.

Ms. Ross received approximately 80 percent of the voting rights in the combined entity; therefore, in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations," Lighten Up Enterprises, LLC was determined to be the acquiring entity. As a result, the effect of the Acquisition Agreement was the reorganization of the Company at the historical cost of its assets and liabilities into KHF. The accompanying financial statements reflect the operations of Lighten Up Enterprises, LLC for all periods presented and have been restated to reflect the common shares issued in the reorganization as though they had been issued on the dates capital was contributed to the Company.

The results of KHF's operations have been included in the accompanying financial statements from May 30, 2002. Since KHF was in the development stage at the date of the Acquisition Agreement and had not commenced planned principal operations, KHF was not considered a business, in accordance with EITF 98-3, "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business." Accordingly, the 5,040,000 common shares that remained outstanding and the assets and liabilities of KHF were recorded at the fair value of the assets and liabilities on May 30, 2002. The purchase price was the assumption of $1,973 in net liabilities. At the date of acquisition, the estimated fair value of the assets acquired and liabilities assumed was as follows: $13,027 of cash and $15,000 of a note payable to an officer.

On June 3, 2002, the shareholders of K.H.F. Technologies changed its name to Lighten Up Enterprises International, Inc.

Consolidation - The accompanying consolidated financial statements include the accounts and transactions of Lighten Up Enterprises International, Inc., from the date of its acquisition, and Lighten Up Enterprises, LLC. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. They may also affect the reported amounts of revenue and expenses during the


                                F-7


reporting periods. Actual results could differ from those estimates. Significant estimates used in preparing the accompanying financial statements consisted of the valuation of services for which common stock was issued.

Interim Financial Statements - The accompanying interim financial statements as of September 30, 2002 and for the nine months ended September 30, 2002 and 2001 are unaudited. In the opinion of management, all necessary adjustments (which include only normal recurring adjustments) have been made to present fairly the financial position, results of operations, and cash flows for the periods presented. The results of the operations for the nine months ended September 30, 2002 are not necessarily indicative of the operating results to be expected for the full year.

Inventory - Inventory is stated at the lower of cost or market and the cost of inventory is determined using the first-in, first-out (FIFO) method. The cost of inventory obsolescence is included in the cost of sales.

Income Taxes - The Company elected to be taxed as a partnership prior to May 31, 2002, under the provisions of the Internal Revenue Code. All taxable revenue and deductions were passed through to the Company's owner. However, had the Company been a taxable entity prior to May 31, 2002, there would not have been any tax benefit from operating losses incurred. Accordingly, the accompanying financial statements would not have changed had the Company been subject to income taxes. At September 30, 2002, the Company has operating loss carryforwards of approximately $35,000, of which approximately $15,000 is limited as to its availability due to changes of control. Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for carryforwards.

Advertising Costs - Advertising costs are expensed when incurred. Advertising expense was $21,666 and $22,234 for the years ended December 31, 2001 and 2000 and $29,987 for the nine months ended September 30, 2002. Advertising costs included barter transactions with the principal shareholder as described in Note
4. The Company records contributed capital for the personal appearances made by the principal shareholder on a weekly, one-minute television spot.

Basic Loss Per Share - Basic loss per share amounts are computed by dividing net loss by the weighted-average number of common shares outstanding each period.

Fair Value of Financial Instruments - Based on management's estimate of the borrowing rates that the Company could obtain bank loans with similar terms and maturities, the fair value of the note payable to an officer was $15,000 at September 30, 2002.

NOTE 2-BUSINESS CONDITION

As shown in the accompanying financial statements, the Company incurred losses of $38,525, $34,257, $45,676 and $45,998 for the nine months ended September 30, 2002 and 2001 and for the years ended December 31, 2001 and 2000, respectively, and has an accumulated deficit of $191,649 as of September 30, 2002. The Company has generated only minimal revenues from its sales of books. These factors create substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.


                                        F-8


The Company's continuation as a going concern is dependent upon its ability to obtain financing, to locate and utilize effective marketing and distribution methods, increase sales for its product and ultimately to attain profitable operations.

NOTE 3-NOTE PAYABLE TO AN OFFICER

On May 30, 2002, as a result of the acquisition of KHF, the Company assumed a $15,000 note payable to an officer. The note is unsecured and accrues interest at a rate of 7% per annum. Accrued interest and principal are due May 7, 2005. Accrued interest on the note was $423 as of September 30, 2002 and was included in accrued expenses.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company issued common stock to Mary E. Ross as payment for television advertising of the Company's book during her weekly one-minute local television cooking demonstration. The advertising costs were estimated based upon the cost charged by outside advertisers plus the estimated cost to prepare for the demonstrations. For these services during the nine months ended September 30, 2002 and the years ended December 31, 2001 and 2000, the Company issued 1,915,411 shares, 4,266,141 shares and 4,266,141 shares, respectively, valued at $16,720, $37,240 and $37,240, respectively.

The Company also issued common stock to Ms. Ross for other services provided to the Company and for marketing and selling expenses incurred in behalf of the Company. For these services and expenses during the nine months ended September 30, 2002 and the years ended December 31, 2001 and 2000, the Company issued 467,283 shares, 876,254 shares and 848,875 shares, respectively, valued at $4,079, $7,647 and $7,409, respectively.

From May 31, 2002 through September 30, 2002, the Company recorded $13,267 for Ms. Ross's services, as described above, as an accrued expense. This accrual has been reduced by $651 for proceeds from book sales retained by Ms. Ross.


                                F-9



HANSEN, BARNETT & MAXWELL                         (801) 532-2200
A Professional Corporation                      Fax (801) 532-7944
CERTIFIED PUBLIC ACCOUNTANTS                5 Triad Center, Suite 750
                                            Salt Lake City, Utah 84180
                                                 www.hbmcpas.com



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders
Lighten Up Enterprises International, Inc.

We have audited the accompanying balance sheets of K.H.F. Technologies, a Nevada Corporation, as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2001 and 2000 and for the period from January 29, 1998 (date of inception) through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of K.H.F. Technologies at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended and for the period from January 29, 1998 (date of inception) through December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred net losses since inception. This condition raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note
2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                            HANSEN, BARNETT & MAXWELL
Salt Lake City, Utah
May 31, 2002


                                        F-10


                               K.H.F. TECHNOLOGIES
                          (A Development Stage Company)
                                 BALANCE SHEETS



                                                         December 31,
                                          May 30,    ---------------------
                                           2002        2001        2000
                                         ---------   ---------   ---------
                                        (Unaudited)

                                     ASSETS

Current Assets
  Cash                                   $  13,027   $     664   $   1,600
                                         ---------   ---------   ---------
     Total Current Assets                   13,027         664       1,600
                                         ---------   ---------   ---------

Total Assets                             $  13,027   $     664   $   1,600
                                         =========   =========   =========

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities                      $       -   $       -   $       -
                                         ---------   ---------   ---------

Long-Term Note Payable to Officer           15,000           -           -
                                         ---------   ---------   ---------

Stockholders' Equity (Deficit)
  Preferred stock - $0.0001 par value;
   10,000,000 shares authorized; no
   shares outstanding                            -           -           -
  Common stock, - $0.0001 par value;
   50,000,000 shares authorized;
   5,040,000 issued and outstanding            504         504         504
  Additional paid-in capital                61,608      61,608      61,608
  Deficit accumulated during the
   development stage                       (64,085)    (61,448)    (60,512)
                                         ---------   ---------   ---------
     Total Stockholders' Equity
      (Deficit)                             (1,973)        664       1,600
                                         ---------   ---------   ---------
Total Liabilities & Stockholders'
 Equity (Deficit)                        $  13,027   $     664   $   1,600
                                         =========   =========   =========

 The accompanying notes are an integral part of these financial statements.

                                F-11



                            K.H.F. TECHNOLOGIES
                       (A Development Stage Company)
                          STATEMENTS OF OPERATIONS


                                                             For the Period
                                                              From January
                                                             29, 1998 (Date
                                   For the Five Months Ended  of Inception)
                                            May 30,              to
                                     ----------------------    May 30,
                                        2002        2001        2002
                                     ----------  ----------  ----------
                                          (Unaudited)        (Unaudited)

General and Administrative Expenses $   2,637    $      721   $  18,085

Noncash compensation                        -             -      46,000
                                    ---------    ----------   ---------
 Net Loss                           $   2,637    $      721   $  64,085
                                    =========    ==========   =========

Basic Loss Per Share                $       -    $        -
                                    =========    ==========

Weighted-Average Common Shares
Outstanding                         5,040,000     5,040,000
                                    =========    ==========




                                                          For the Period
                                                           From January
                                                          29, 1998 (Date
                                     For the Years Ended   of Inception)
                                         December 31,           to
                                     ---------------------- December 31,
                                        2001        2000        2001
                                     ----------  ----------  ----------


General and Administrative Expenses  $      936  $    1,420  $   15,448

Noncash compensation                          -      46,000      46,000
                                     ----------  ----------  ----------

  Net Loss                           $      936  $   47,420  $   61,448
                                     ==========  ==========  ==========

Basic Loss Per Share                 $        -  $    (0.02)
                                     ==========  ==========
Weighted-Average Common Shares
Outstanding                           5,040,000   3,156,164
                                     ==========  ==========


The accompanying notes are an integral part of these financial statements.

                                F-12



                               K.H.F. TECHNOLOGIES
                          (A Development Stage Company)
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                 Total
                                      Common Stock      Additional           Stockholders'
Equity                            ---------------------   Paid-in  Accumulated  Equity
                                   Shares      Amount     Capital    Deficit   (Deficit)
                                  ----------  ---------  ---------  ---------  ---------
Balance, January 29, 1998
   (Date of Inception)                     -  $       -  $       -  $       -  $       -

Issuance of common stock
 for cash, $0.00 per share,
 February 28, 1998                   250,000         25        975          -      1,000
Expenses paid by shareholder
 with no issuance of shares,
 September 1,1998                          -          -        559          -        559
Issuance of common stock for
 cash, $0.40 per share,
 September 29, 1998, net of
 offering costs of $3,439             25,000          2      6,559          -      6,561
Issuance of common stock for
 cash, $0.40 per share,
 January 15, 1999, net of
 offering costs of $1,198             15,000          2      4,800          -      4,802
Contribution of capital with
 no issuance of shares,
 September 2, 1999                         -          -      3,190          -      3,190
Net loss for the period from
 January 29, 1998 through
 December 31, 1999                         -          -          -    (13,092)   (13,092)
                                  ----------  ---------  ---------  ---------  ---------

Balance, December 31, 1999           290,000         29     16,083    (13,092)     3,020

Issuance of common stock for
 services, $0.00 per share,
 February 29, 2000                   250,000         25        975          -      1,000
Issuance of common stock for
 services, $0.01 per share,
 May  6,  2000                     4,500,000        450     44,550          -     45,000
Net loss                                   -          -          -    (47,420)   (47,420)
                                  ----------  ---------  ---------  ---------  ---------

Balance, December 31, 2000         5,040,000        504     61,608    (60,512)     1,600

Net loss                                   -          -          -       (936)      (936)
                                  ----------  ---------  ---------  ---------  ---------

Balance, December  31, 2001        5,040,000        504     61,608    (61,448)       664

Net loss (unaudited)                       -          -          -     (2,637)    (2,637)
                                  ----------  ---------  ---------  ---------  ---------

Balance, May 30, 2002
  (Unaudited)                      5,040,000  $     504  $  61,608  $ (64,085) $  (1,973)
                                  ==========  =========  =========  =========  =========

The accompanying notes are an integral part of these financial statements.

                                F-12


                              K.H.F. TECHNOLOGIES
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS

                                                                  For the Period
                                                                   From January
                                                                  29, 1998 (Date
                                        For the Five Months Ended  of Inception)
                                                 May 30,               to
                                          ----------------------     May 30,
                                             2002        2001         2002
                                          ----------  ----------  --------------
                                               (Unaudited)        (Unaudited)

Cash Flows from Operating Activities
 Net loss                                 $   (2,637) $     (721)  $  (64,085)
 Expenses paid by shareholder                      -           -          559
 Issuance of common stock for services             -           -       46,000
                                          ----------  ----------   ----------

   Net Cash Used in Operating Activities      (2,637)       (721)     (17,526)

Cash Flows From Financing Activities
 Proceeds from notes payable due to
  an officer                                  15,000           -       15,000
 Proceeds from issuance of common stock            -           -       12,363
 Contributions of capital with no
  issuance of shares                               -           -        3,190
                                          ----------  ----------   ----------

   Net Cash Provided by Financing
     Activities                               15,000           -       30,553
                                          ----------  ----------   ----------

Net Increase (Decrease) in Cash               12,363        (721)      13,027

Cash at Beginning of Period                      664       1,600            -
                                          ----------  ----------   ----------

Cash \ at End of Period                   $   13,027  $      879   $   13,027
                                          ==========  ==========   ==========


                                                                    For the
                                                                  Period From
                                                               January 29, 1998
                                            For the Year Ended     (Date of
                                               December 31,      Inception) to
                                          ----------------------  December 31,
                                             2001        2000         2001
                                          ----------  ----------   ----------
Cash Flows from Operating Activities
 Net loss                                 $     (936) $  (47,420)  $  (61,448)
 Expenses paid by shareholder                      -           -          559
 Issuance of common stock for services             -      46,000       46,000
                                          ----------  ----------   ----------

   Net Cash Used in Operating Activities        (936)     (1,420)     (14,889)

Cash Flows From Financing Activities
 Proceeds from issuance of common stock            -           -       12,363
 Contributions of capital with no
    issuance of shares                             -           -        3,190
                                          ----------  ----------   ----------

   Net Cash Provided by Financing
    Activities                                     -           -       15,553
                                          ----------  ----------   ----------

Net Increase (Decrease) in Cash                 (936)     (1,420)         664

Cash at Beginning of Period                    1,600       3,020            -
                                          ----------  ----------   ----------

Cash at End of Period                     $      664  $    1,600   $      664
                                          ==========  ==========   ==========

The accompanying notes are an integral part of these financial statements.

                                F-14


                        K.H.F. TECHNOLOGIES
                  NOTES TO FINANCIAL STATEMENTS


NOTE 1-DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING

Description  of  Business and Subsequent Business Acquisition - KHF  Restaurants
was incorporated under the laws of the State of Nevada on January 29, 1998.   On
March 6, 2000, the Company changed its name to K.H.F. Technologies.

The Company is in the development stage. The Company was organized for the purpose of establishing restaurants in super-theaters and super-malls. The Company abandoned its plans for restaurant operations during 1999 and had no operations thereafter.

On May 30, 2002, the Company entered an Acquisition Agreement with Lighten Up Enterprises, LLC.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and during the reporting periods presented. Actual results could differ from those estimates. Significant estimates in the accompanying financial statements consisted of the valuation of services for which common stock was issued.

Income Taxes - Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and loss carryforwards.

Loss Per Share -Basic loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding.

NOTE 2-BUSINESS CONDITION

As shown in the accompanying financial statements, the Company incurred losses of $2,637 and $721 during the five months ended May 30, 2002 and 2001, and $936 and $47,420 during the years ended December 31, 2001 and 2000, respectively. The Company has an accumulated deficit of $64,085 at May 30, 2002 and has not generated any revenues since inception. These factors create substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company intends to seek financing through issuance of notes payable and common stock. The Company's continuation as a going concern is dependent upon its ability to obtain financing to achieve profitable operations.

NOTE 3 - STOCKHOLDERS' EQUITY

On March 6, 2000, stockholders approved a reverse stock split for all of the outstanding common stock of the Company on a 1-for-4 basis. All share amounts in the financial statements and these notes have been restated for all periods presented on a post-split basis.

On February 28, 1998, the Company issued 250,000 shares valued at $0.004 per share to two officers for cash of $1,000.


                                F-15

In September of 1998, an officer contributed out-of-pocket expenses to the Company in the amount of $559. No shares were issued and there were no unstated rights or privileges associated with this contribution of capital.

On September 29, 1998, the Company completed a private placement offering of 25,000 shares for $6,561 of cash proceeds, or $0.40 per share, net of $3,439 in offering costs. On January 15, 1999, the Company completed the second portion of the private placement offering of 15,000 shares for $4,802 of cash proceeds, or $0.40 per share, net of $1,198 of offering costs.

On September 2, 1999, an officer contributed $3,190 of cash to the Company. No shares were issued and there were no unstated rights or privileges associated with this contribution of capital.

On February 29, 2000, the Company issued 250,000 shares of stock valued at $0.004 per share to a former officer and director for services valued at $1,000.

On May 6, 2000, the Company issued 4,500,000 shares to officers of the Company for services rendered. The shares were valued at the fair value of services rendered of $45,000, or $0.01 per share.

NOTE 4 - INCOME TAXES

Deferred income tax assets are provided for temporary differences between financial statement and income tax reporting which consisted of a net operating loss carryover of $15,448 as of December 31, 2001. The Company's net operating losses will expire in 2018 through 2021. The net deferred tax asset consists of the following:

                                                 December 31,
                                              -------------------
                                                2001       2000
                                              --------   --------
       Operating loss carry forward           $  5,252   $  4,934
       Valuation allowance                      (5,252)    (4,934)
                                              --------   --------
       Net Deferred Tax Asset                 $      -   $      -
                                              ========   ========

A reconciliation of the income tax benefit and the amount that would be computed using statutory federal income tax rates is as follows:

                                                 Years Ended
                                                 December 31,
                                              -------------------
                                                2001      2000
                                              --------   --------

     Federal, at statutory rate (34%)         $   (318)  $(16,123)
     Non-deductible items                            -     15,640
     Change in valuation allowance                 318        483
                                              --------   --------

     Income tax expense                       $      -   $      -
                                              ========   ========


                                F-16


NOTE 5 - RELATED PARTY TRANSACTIONS

During the period from January 29, 1998 (date of inception) through December 31, 1999, the Company paid a total of $12,000 to an officer of the Company in return for rent of office space and for services provided by the officer.

On May 6, 2002, the Company received $15,000 in proceeds from the issuance of a note payable to an officer. The note accrues interest at a rate of 7% per annum. Accrued interest and principal are due May 7, 2005.

NOTE 6 - SUBSEQUENT EVENTS

On May 30, 2002, the Company issued 20,000,000 shares to Mary E. Ross pursuant to the terms of an Acquisition Agreement for the acquisition of Lighten Up
Enterprises, LLC. The agreement was accounted for as a reverse acquisition of K.H.F. Technologies by Lighten Up Enterprises, LLC.


                                F-17


            LIGHTEN UP ENTERPRISES INTERNATIONAL, INC. AND SUBSIDIARY
                   PRO FORMA FINANCIAL STATEMENTS (UNAUDITED)



On  May  30,  2002,  Lighten  Up  Enterprises, LLC  ("Lighten  Up")  and  K.H.F.
Technologies ("KHF"), entered into an agreement whereby KHF transferred 20,000,000 shares, equaling 80% of the resulting common stock outstanding, to the sole member of Lighten Up, in return for a 100% membership interest in Lighten Up. KHF subsequently changed its name to Lighten Up Enterprises International, Inc.

The owner of Lighten Up received the larger portion of the voting rights in the combined entity and therefore Lighten Up was the acquiring entity for accounting purposes. The acquisition of KHF was accounted for as the purchase of assets and the assumption of liabilities recorded at the fair value of the assets acquired and liabilities assumed. The accompanying unaudited pro forma condensed consolidated statements of operations have been prepared as if the acquisition had occurred as of the beginning of the periods presented.

The pro forma financial data is presented for informational purposes only and may not be indicative of the future results of operations or the results of operations that would have been realized had these transactions taken place on the dates indicated.


                                F-18



            LIGHTEN UP ENTERPRISES INTERNATIONAL, INC. AND SUBSIDIARY PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002
                            ------------------------------------------------
                            Lighten Up
                            Enterprise,     K.H.F.    Pro Forma    Pro Forma
                               LLC      Technologies  Adjustments   Results
                            ---------   ------------  -----------  ---------

Revenue                     $   1,718    $      -     $       -    $   1,718
Cost of goods sold                322           -             -          322
                            ---------    --------     ---------    ---------
  Gross Profit                  1,396           -             -        1,396
                            ---------    --------     ---------    ---------

General and administrative
  expenses                      9,511       2,637             -       12,148
Marketing expenses             29,987           -             -       29,987
Interest expense                  423           -             -          423
                            ---------    --------     ---------    ---------

Net Loss                    $ (38,525)   $ (2,637)    $       -    $ (41,162)
                            =========    ========     =========    =========

Basic Loss per Share                                               $       -
                                                                   =========
Weighted-Average Common
Shares Outstanding                                                 4,385,414
                                                                   =========




                                   FOR THE YEAR ENDED DECEMBER 31, 2001
                            ------------------------------------------------
                            Lighten Up
                            Enterprise,     K.H.F.    Pro Forma    Pro Forma
                               LLC      Technologies  Adjustments   Results
                            ---------   ------------  -----------  ----------

Revenue                     $   4,011    $      -     $       -    $    4,011
Cost of goods sold                787           -             -           787
                            ---------    --------     ---------    ----------

  Gross Profit                  3,224           -             -         3,224

General and administrative     27,234         936             -        28,170
Non-cash compensation
Marketing expenses             21,666           -             -        21,666
                            ---------    --------     ---------    ----------

  Net Loss                  $ (45,676)   $   (936)    $       -    $  (46,612)
                            =========    ========     =========    ==========

Basic Loss Per Share                                               $       -
                                                                   ==========

Weighted-Average Common
Shares Outstanding                                                 20,086,109
                                                                   ==========

                                F-19


                            PART III

ITEM 1.  INDEX TO EXHIBITS.

The following Exhibits are filed as a part of this Registration
Statement.


Exhibit
Number           Description*

3.1(i) Original Articles of Incorporation of the Company filed with the State of Nevada on January 29, 1998

3.1(ii) Restated and Amended Articles of Incorporation of the Company filed with and accepted by the Nevada Secretary of State on May 5, 2000

3.1(iii) Certificate of Amendment to Restated and Amended Articles of Incorporation of the Company changing the Company's name to Lighten Up Enterprises International, Inc.

3.2       By-laws of the Company

4.1       Specimen stock certificate

10.1      May 30, 2002, Acquisition Agreement whereby the Company acquired Mary
          E. Ross's 100% membership interest in Lighten Up Enterprises, LLC (with all attendant exhibits)

99.1      Amended Offering Memorandum of K.H.F. Restaurants dated April 1, 1999

99.2 April 5, 1999** Attorney's opinion of James N. Barber relative to the Company's Regulation D offering

99.3	    Certification of Cheif Executive Officer and Chief Financial Officer
	    Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002


       * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

     ** The first page of this exhibit was mistakenly dated by Mr. Barber in 1998, not 1999.


                                34



                           SIGNATURES

In accordance with the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                         LIGHTEN UP ENTERPRISES INTERNATIONAL, INC.
                         (Registrant)


Dated: November 6, 2002

                    By:   /S/ Gary Lewis
                        ________________________________________
                        Gary Lewis, President and Chairman of the Board




                    By:   /S/ Mary E. Ross
                        ________________________________________
                        Mary E. Ross, Secretary/Treasurer and Director




                                35


     I, Gary C. Lewis, certify that:

1. I have reviewed this registration statement on Form 10-SB of Lighten Up Enterprises International, Inc.;

2. Based on my knowledge, this registration statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this registration statement; and

3. Based on my knowledge, the financial statements, and other financial information included in this registration statement, fairly presents in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this registration statement.


Date:  November 6, 2002

                                   /s/      Gary C. Lewis
                                   ---------------------------------------
                                   Gary C. Lewis, Chief Executive Officer



I, Mary E. Ross, certify that:

1. I have reviewed this registration statement on Form 10-SB of Lighten Up Enterprises International, Inc.;

2. Based on my knowledge, this registration statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this registration statement; and

3. Based on my knowledge, the financial statements, and other financial information included in this registration statement, fairly presents in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this registration statement.


Date:  November 6, 2002

                                   /s/   Mary E. Ross
                                   ---------------------------------------
                                   Mary E. Ross, Chief Financial Officer